Technical Report

Resource modeling & estimation update

Joanna Gold deposit

Aurizon Mines Ltd.

Respectfully submitted to:

Aurizon Mines Ltd.

 Date: October 26th, 2007

By:

Systèmes Géostat International Inc.

10, boul. de la Seigneurie Est, Suite 203

Blainville, Québec, Canada, J7C 3V5

Phone: (450) 433-1050

Fax: (450) 433-1048

E-mail: info@Geostat.com

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 1

Table of Contents

Table of Contents

1

List of Figures

4

List of Tables

5

1- Summary

6

2- Introduction and Terms of Reference

11

2.1 Terms and units used

12

3- Reliance on Other Experts

13

4- Property Description and Location

14

4.1 Location

14

4.2 Property description

15

4.3 Royalties

18

5- Accessibility, Climate, Local Resources, Infrastructures and Physiography.

19

5.1 Accessibility

19

5.2 Climate

19

5.2.1 Precipitation

19

5.2.2 Temperature

19

5.2.3 Winds

19

5.3 Local resources

20

5.4 Infrastructures

20

5.5 Physiography

20

6- History

21

7- Geological Setting

27

7.1 Regional geology

27

7.2 Local Geology

28

8- Deposit Type

29

9- Mineralization

30

9.1 Historical nomenclature of the zones

30

9.2 New labelling of the mineralized corridors

31

9.3 Other mineralization

33

10- Exploration work

34

10.1.1 Grids used on the property

35

11- Drilling, Mapping and Trenches

37

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11.1 Recent drilling and validation

40

12- Sampling Method and Approach

41

13- Sample Preparation, Analyses and Security

43

13.1 Sample preparation and analysis

43

13.1.1 Sample preparation at the laboratory

44

13.1.2 Analyses at the laboratory

44

13.2 Quality control program

45

13.3 Security

45

14- Data Verification

46

14.1 Independent sampling

46

15- Adjacent Properties

49

16- Mineral Processing and Metallurgical Testing

50

17- Mineral Resource Estimates

51

17.1 Mineral resources

51

17.1.1 Resources of the old Hosco sector – East block

51

17.1.1.1 Data used

51

17.1.1.2 Mineralized envelope

52

17.1.1.3 Mineralized intercepts

56

17.1.1.4 Compositing of assay intervals within mineralized intercepts

58

17.1.1.4 Spatial continuity of composite grades

60

17.1.1.5 Specific gravity data

60

17.1.1.6 Resource block grade interpolation

62

17.1.1.7 Resource classification

64

17.1.1.8 Final resources for the Hosco sector of Joanna

67

17.1.1.9 Sensitivity of estimated resources for the Hosco sector

71

17.1.2 Resources of the old Heva sector – West block including Vantex

72

17.1.2.1 Data used

72

17.1.2.2 Mineralized envelope

72

17.1.2.3 Mineralized intercepts

75

17.1.2.4 Compositing of assay intervals within mineralized intercepts

76

17.1.2.4 Spatial continuity of composite grades

80

17.1.2.5 Specific gravity data

80

17.1.2.6 Resource block grade interpolation

80

17.1.2.7 Resource classification

82

17.1.2.8 Resources for the Heva sector of Joanna

83

17.1.3 Mineral resources of the whole property East+West block

85

17.2 Mineral reserves

86

18- Other Relevant Data and Information

87

18.1 Geotechnical investigation of the overburden

87

19- Interpretation and Conclusions

88

20- Recommendations

90

21- References

92

22- Signature Page

99

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Appendix 1: CD-ROM containing the project data

104

Appendix 2: List of claims

105

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List of Figures

Figure 1: Property location

14

Figure 2: Location of the 2006 Joanna claims in yellow with perimeter of all properties acquired or optioned by Aurizon in Green

15

Figure 3: Property in 2006 with projection to surface of the resource model in red (Hosco)

16

Figure 4: Validation of the titles on line, example Claim CL-3707444 from GESTIM

17

Figure 5: Heva Vantex-Stellar claims block where Stellar 2005 drilling took place (from

Pierre O’Dowd report)

26

Figure 6: Geology map with property boundaries in 2007

28

Figure 7: Historical cross section of the mineralization (After Roche SASU in 1984)

29

Figure 8: Mineralization observed in core prior to core splitting

31

Figure 9: Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting

32

Figure 10: Local GML grid conversion parameters

36

Figure 11: Plan view of the holes drilled on the Joanna property East Block(Hosco), local

GML grid.

38

Figure 12: Plan view of the holes drilled on the Joanna property West Block(Heva), local

GML grid.

39

Figure 13: Core rack at the geological contractor site in BelleCombe.

40

Figure 14: Example of the computerized test holes data on level 4889mZ (Hosco)

41

Figure 15: Example of the computerized test holes data on level 4882mZ (Heva)

42

Figure 16: Sawing of core and sampling at contractor’s core shack

43

Figure 17: Adjacent Properties

49

Figure 18: Plan view of the zones at 4957.5m elevation

52

Figure 19 Old underground workings and drill holes in the Hosco sector of Joanna

53

Figure 20 Mineralized zone limits on sections with new drill holes (Hosco sector)

54

Figure 21 Histograms of the uncut grade of 1m composites in Hosco sector

59

Figure 22 Correlograms of cut grades of 1m and 2m composites

61

Figure 23 Interpolated block Au grade on selected benches of the Hosco sector

63

Figure 24 Long sections of North and South zones with surface hole intercepts

65

Figure 25 Preliminary and final resource classification in the top benches

66

Figure 26: Plan view of the zones at 4925 elevation

73

Figure 27 Old underground workings and drill holes in the Heva sector of Joanna

73

Figure 28 Typical mineralized zone limits on section 5315E with drill holes (Heva sector)

74

Figure 29: Isometric view looking North-East of interpretation on sections

74

Figure 30: Sample of the mineralized zone limit file

75

Figure 31 Histograms of the uncut grade of 1m composites in Heva sector

78

Figure 32 Cumulative frecquency of the uncut grade of 1m composites in Heva sector

79

Figure 33 Interpolated block Au grade on selected benches of the Heva sector

81

Figure 34 Resource classification of the 4912.5mZ bench

82

Figure 35: Geotechnical drilling at Joanna

87

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List of Tables

Table 1: List of abbreviations

12

Table 2: Metal scan of one third of the control samples

33

Table 3 : Summary of drilling and development

37

Table 4: Control assay results from laboratories

47

Table 5: Between laboratory verification table

48

Table 6 DHs and channel samples used in the resource estimation of Hosco sector

51

Table 7 Mineralized volume in Hosco sector before and after new holes

55

Table 8 Mineralized intercepts in the Hosco sector and their assay data

57

Table 9 Statistics of composite grades in the Hosco sector

58

Table 10 Indicated resources of Hosco sector above 0.5 g/t Au

68

Table 11 Inferred resources of Hosco sector above 0.5 g/t Au

70

Table 12 Comparison of various resources estimates above 0.5 g/t for the Hosco sector

71

Table 13 Statistics of 1m composite grades in the Heva sector

77

Table 14 : West block (Heva) block model grid configuration

80

Table 15: Resources tables Joanna (Western block-Heva )

84

Table 16: Joanna total updated mineral resources classified

85

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1- Summary

•

Geostat Systems International Inc. (“Geostat”) was commissioned by Aurizon Mines Ltd. ("Aurizon" or the "Company") to prepare an updated independent mineral resource estimate based on data available from drill holes completed by previous operators, his new 2007 drilling data and the recent acquisition Vantex acquisition within the Joanna property. This work is conducted in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101. Cut-off date for data is September 27th 2007.

•

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, (the Joanna claims), comprising 67 claims, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

i.

Joanna – O’Connor: Aurizon has also acquired, for cash, a 100% interest in three claims from Terrence O’Connor.  The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate a surface drill program on these claims in 2007.

ii.

Joanna – Henriksen: Aurizon has signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration.  The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate surface exploration on this property in 2007. To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totalling $100,000, over three years.

iii.

Joanna – Vantex Aurizon's letter of intent to acquire Vantex's 75% interest in the Joanna-Heva Property is subject to an underlying 1.0% net smelter royalty interest. Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty. In order to earn the 75% interest in the Joanna-Heva Property, the Company will make cash payments over a twelve (12) month period and Vantex will retain a 1.5% net smelter royalty. Aurizon has an option to buy back 50% of the Vantex royalty at any time. Vantex

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will be entitled to advance royalties at certain milestones including feasibility and commercial production.

•

With the O’Connor acquisition of 3 claims and the option of the Henriksen property (20 claims) in early 2007 plus the recent agreement with Vantex(2 claims), the property now comprises  92 claims covering 2,608 hectares. It is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization. All mining titles are in good standing.

•

Aurizon is currently conducting exploration activity on the property comprising diamond drilling, all in accordance with government regulations.

•

Aurizon has received a Certificate of Authorization to build an access road in the wetland by the Minister of Natural Resources and Sustainable Development of Québec.

•

Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre stretch. The property was mined previously from underground to a maximum depth of 200 metres in the old Hosco (east).  Historic production grades were for the Hosco mine at 6.5 grams/tonne gold and a total of 46,000 metric tonnes and for Heva mine at 6.9 grams/tonne gold and a total of 47,000 metric tonnes were mined. A surface drill program has been initiated to test the dip potential of the property to a depth of at least 500 metres.  Information obtained from that drilling suggests that mineralization is associated to disseminated sulphides in metasediment, rather than the expected quartz vein association.

•

Deformation within the sediments is weak to moderate because of the high grade metamorphism. Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Gold enrichment is adjacent to the mafic units, and it is related to fine grain arsenopyrite in a biotite rich matrix. Narrow, widely spaced, quartz veins with higher grades have also intersected.

•

The veins are included within a 40 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 7,500 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge. Several continuous and separated zones have been clearly identified

•

The continuity of the mineralized zone on strike and dip has been confirmed by Aurizon and verified by Geostat Systems International Inc.

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•

Mr Claude Duplessis, Eng., Manager of Geostat Systems International Inc., visited the site in early 2007, and has taken independent samples from the on-going drill campaign and has also reviewed the core and data.  This site visit was done in order to complete an earlier NI 43-101 report on the resource calculation of the Joanna project.

•

Historically, the mineralization at Hosco was considered refractory as gold occurs as fine inclusions in arsenopyrite sulphide. However, with new techniques and a combination of mineral processing, involving gravity, flotation of sulphides and regrinding of concentrates with cyanide, leaching of the concentrates could improve gold recoveries.

•

NI 43-101 compliant updated resources are:

UPDATED MINERAL RESOURCES ESTIMATE

		Sep-07			August, 2007
		Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Indicated Resources	East block	8,200,000	1.6	420,000	5,398,000	1.8	309,000
	West block	1,670,000	1.9	103,000	1,669,908	1.9	103,000
	Heva	1,428,000	2.3	107,000	-	-	-
	Block *
	Total	11,298,000	1.7	630,000	7,067,908	1.8	412,000
Mineral Inferred Resources	East block	24,300,000	1.5	1,150,000	21,838,000	1.6	1,100,000
	West block	2,689,000	1.9	161,000	2,689,000	1.9	161,000
	Heva block *	1,576,000	2	102,000	-	-	-
	Total	28,565,000	1.6	1,413,000	24,527,000	1.6	1,261,000

* Including Stellar Pacific Venture Inc.'s 25% interest

The above figures exclude historical production and numbers are rounded. The East block is the old Hosco mine sector from east of 7000E while the west block represents the claims west of 7000E which Aurizon had before the deal with Vantex. The Heva above represent the resources on the two claims. The specific gravity used in the tonnage calculation is 2.66 tonnes per cubic metre for the Hosco sector while 2.68 tonnes per cubic metre for the Heva sector.

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•

The authors consider that there is considerable potential to increase the mineral resources on the property and potential to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

•

The authors recommend that Aurizon conduct further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

•

The authors recommend that Aurizon conducts an exploration drilling program to find other near surface gold concentrations along the Cadillac structure. Another objective is to explore at depth the down dip extension of previously identified mineralized trends to verify a possible gold enrichment based on the regional discovery pattern. Aurizon should also put effort on pursuing a high grade zone north of the actual known zones which has been hit on the western and eastern blocks.

•

The authors recommend that Aurizon conducts exploration workincluding geochemistry, geophysics, trenching and drilling on previously unexplored areas of the property possibly hosting the Blake River limit.

The authors recommend the following work programs:

•

Continuation of the current drilling program including a combination of near surface and deeper targets.

o

Commencement of a 18,000 meters infilling drilling on Hosco area to increase the current resources inventory and increase the lateral extension westward and eastward for approx. $1.7Million

o

Completing the exploration drilling program in the Heva area to define new targets around known resources.

o

Planning a deep exploration program in the down plunge extension of the Hosco deposit for approximatly $1.5Million.

•

 Carry out different preparatory and orientation work on previously unexplored area of the Joanna and Henricksen properties for developing new targets.

o

Completing the geophysical coverage of the property for approximately $75 000.

o

Completing geological mapping and hammer prospecting.

o

Should first prospecting results prove to be significant, carry out a trenching and shallow drilling program for approximatly $100 000.

•

Carry out mineralogical studies and metallurgical testing on the new core coming from the Hosco area for approximatly $60 000.

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•

The authors recommend that Aurizon carry out a preliminary economic assessment once current drilling and metallurgical testing are completed to determine the potential economic value of the property.

•

If warranted,  the Certificates of Authorization required for a bulk sample, in the 50,000 to 100,000 tonnes range and for potential commercial mine production , should be prepared as soon as possible, since obtaining the requisite government approvals  can take considerable time.

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2- Introduction and Terms of Reference

This technical report was prepared by Geostat for Aurizon to support disclosure of updated mineral resources and describes the basis and methodology used for modelling and estimation of the resources of the Joanna (previously Hosco and Heva mines) gold deposit from historical data and new drilling by Aurizon.  The report also presents a full review of the history, geology, mining and metallurgical testing of the Joanna (Hosco & Heva) deposit and provides recommendations for future works.

Geostat was commissioned to prepare an independent estimate of the mineral resources update of the Joanna deposit with a large volume low grade perspective. Aurizon supplied electronic format data from which Geostat built and validated a final updated database.  For the purposes of this updated resource estimate the zone associated with the old Hosco mine and the old Heva mine are studied from 4660 East to 9500 East.

This report on the update of Joanna mineral resources is prepared by two authors; Michel Dagbert (responsible for the work reported in section 17.1.1) and Claude Duplessis.

One of the authors visited the site for this evaluation.

•

Claude Duplessis, Eng., visited the site on the 8th March 2007, for inspection of available core, independent sampling of ongoing diamond drilling and geotechnical investigation campaigns and also for a review of quality control on sampling of the new holes.

In this document, the following terms are used:

Aurizon: Aurizon Mines Ltd. or the company

Joanna: Name of the property used by Aurizon.

Hosco: Former name of the mine site and its deposit used in previous reports.

Vantex: Vantex Resources Inc.

Stellar: Stellar Pacific Ventures Inc.

Geostat: Systèmes Géostat International Inc., firm of consultants mandated to complete this study.

The information herein is derived from a review of the documents listed in the References and from information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., Corporate Development Manager of Aurizon.  The authors communicated on a regular basis with Aurizon management.  A complete list of the reports available to the authors is found in the References section of this report.

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2.1 Terms and units used

The imperial system was used in the past at Hosco and all data has been converted to metric system into the same coordinate system by technical personnal of Aurizon under supervision of Mr. Fournier.  However some reference to past document information may appear in the the original imperial mine systems.  Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes), grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (CA$) unless when specified in United States dollars (US$).

A table showing abbreviations used in this report is provided below.

tonnes or mt

Metric tonnes

tpd

Tonnes per day

Ton corr

Tonnage corrected according to the zone dip

t, st, ST, ton

Short tons (0.907185 tonnes)

kg

Kilograms

g

Grams

oz

Troy ounce (31.1035 grams)

oz/t

Troy ounce per short ton

g/t

Grams/tonne or ppm

NSR

Net Smelter Return

ppm, ppb

Parts per million, parts per billion

ha

Hectares

ft

Feet

In

Inches

m

Metres

km

Kilometres

m³

Cubic metres

Table 1: List of abbreviations

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3- Reliance on Other Experts

The authors do not rely on other experts.

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4- Property Description and Location

4.1 Location

The property is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117.  With the acquisition of the O’Connor (3), Henriksen (20) claims and Vantex (2) claims in 2007, the property now comprises 92 claims covering 2,608 hectares in a polygon without inclusions. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization. The following figure shows the location of the property. It is located in the Joannes Township, Province of Québec two kilometers north-east of the Rouyn-Noranda airport. The property is located in the Municipality of Rouyn-Noranda. The project sits in the 32D02 map in the NTS system.

CASA BERARDI
JOANNA
KIPAWA
QUEBEC
ONTARIO
QUEBEC
Matagami
Joutel
La Sarre
Amos
Rouyn-Noranda
Virginiatown
Val d'Or
Senneterre
Beleterre
Ville-Marie
Témiscamingue
North Bay
0 30km
AURIZON
Carte de Localisation des Projets

Figure 1: Property location

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4.2 Property description

The topography of the area is rather flat and swampy, particularly in the north half of the property. Outcrops occur mainly in the southern part of the claim group. The overburden consists of till fluvio glacial and lacustre deposits and is generally less than 15 meters thick. The property is well located regarding access (air, road & train), electricity, water and manpower.

Figure 2: Location of the 2006 Joanna claims in yellow with perimeter of all properties acquired or optioned by Aurizon in Green.

The property within the green perimeter including claims in yellow, blue and pink in the Figure 2 above is north of a proposed protected area which has been excluded for exploration and mining activities. Details of the acquisitions of the Henriksen, O’Connor  and Vantex properties are included in the Royalties section of this report.

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onbridge
Agnico-Eagle
Valiquette
Valiquette
Rang VIII (0008)
ordon
Rang VII (0007)
O.Connor
Ville R.N.
Heva
Hosco
Rang VI (0006)
Ress. Vantex
17
Agrandissement
Rang V (0005)
Projet d'aire protégée
Lacs Vaudray-Joannès
0
1Km

Figure 3: Property in 2006 with projection to surface of the resource model in red (Hosco)

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All statutory work and tax payments are in good standing.

Geostat has verified the status of each claim, example of the online validation with the Quebec Minister of Mines GESTIM system is presented in the following figure for CL-37077444.

List of the mining rights block of Aurizon Mines is in appendix 2.

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Valiquette, IAMGOLD(Cambior), Alexandria and Xstrata(Falconbridge) as shown in figure 3.

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 17

Lac Marilac
Russeau Davidson
JOANNES (32D02)
Localisation : R 0007 0031 0
Superficie du polygone (ha) : 42.56
Titre : CL-3707444 (A)
Titulaire(s) : (5057) MINES AURIZON LTEE 100pct
Ruisseau Davidson
Farmborough
Joannes
Lac-Joannes
Lac Bousquet
Lac Joannes

Figure 4: Validation of the titles on line, example Claim CL-3707444 from GESTIM

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4.3 Royalties

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna claims, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the Joanna claims.

Early 2007 Aurizon acquired for cash a 100% interest in three claims from Terrence O’Connors.  The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate a surface drill program on these claims in 2007. No royalty is payable on the O’Connor claims.

Aurizon has also signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration.  The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate surface exploration on this property in the summer of 2007.

To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate exploration expenditures of $350,000 and make cash payments totalling $100,000, over three years.

At the end of summer 2007, Aurizon has also signed a letter of intent to acquire Vantex’s 75% interest in the Joanna-Heva property, which comprises two claims, located along the strike of the gold bearing system within the existing boundary of the Joanna property. The property was mined previously from underground to a maximum depth of 200 metres. A total of 44,750 tonnes at an average grade of 6.9 grams of gold per tonne were reported to have been mined in 1948-1949.

Aurizon's letter of intent to acquire Vantex's 75% interest in the Joanna-Heva Property is subject to an underlying 1.0% net smelter royalty interest. Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty. In order to earn the 75% interest in the Joanna-Heva Property, the Company will make cash payments over a twelve (12) month period and Vantex will retain a 1.5% net smelter royalty. Aurizon has an option to buy back 50% of the Vantex royalty at any time. Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.

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5- Accessibility, Climate, Local Resources, Infrastructures and Physiography.

5.1 Accessibility

The Joanna project is located in the Joannes Township in the Province of Québec. It is 20 km east of Rouyn-Noranda, just north off Highway 117.  The property is accessible via a gravel road to the old shaft collar of the Hosco mine.

5.2 Climate

The climatologic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. For surface exploration purposes, the climate and length of the cold season have an impact on the access due to soft ground.

5.2.1 Precipitation

On average, 928 mm of water falls annually in the area. The most abundant precipitation falls in September, with 103 mm of water. Average monthly precipitation ranges from 48 mm in February to 103 mm in September.

Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26 mm, expressed in mm of water.

The pH of the precipitation measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June (MEF, 1993).

5.2.2 Temperature

In the area of Val-d’Or, the average daily temperature is slightly over the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.

5.2.3 Winds

The anemometric data collected in Val d’Or between 1961 and 1991 show that from June to January the southwest winds are dominant, whereas from February to May the winds coming from the northwest are more frequent. Furthermore, in this sector, the winds have an average velocity varying between 11 and 14 km/h for an average of 13 km/h during the year.

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5.3 Local resources

The regional resources concerning labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The town of Rouyn-Noranda, with more than 39 000 citizens, could provides the workforce for a new mine.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favourable in that regard.  The city is a regional center for the western Abitibi region. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation. All major services are available in Rouyn-Noranda and Val d’Or.

5.4 Infrastructures

The following infrastructures are found on the Joanna property; an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine, some concrete slabs remain as witness of the past mining operations, the North-South gravel road cross a Railway, the Railway is East West and is not located on the identified gold mineralization. Local electrical distribution is available from the power line on the nearby 117 National Road. A 120kV power line passes 2.7km North of the Hosco deposit. The existing inclined shaft and ramp could be used to perform underground exploration activity.

5.5 Physiography

The site of the project presents low relief topography. The slope is gently dipping towards the north in the swamp. The land is drained westward by small creeks. The vegetation of the surrounding area is characterized by trembling aspens and balsam poplars. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are present. A major swamp is present. Most of the zones of interest do not outcrop and are under a swamp. On September 11th, Aurizon has received the Certificate of Authorization from the minister of the environment of Québec for the construction of access roads in the wetland in the Hosco mine sector; this will enable Aurizon to continu the exploration drilling and development of the property.

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6- History

The principal source of the following historical information is M. Jean Descarreaux’s report of March 1985 titled "Report on the Hosco Property".  All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.  They are provided only for historical reference purposes.

The Hosco gold property has been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Hosco Gold Mines did Magnetic survey and 81 diamond drill holes totalling 20,000 metres (65,617 feet).

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres (430 feet).

Three levels opened, ie 40 metres (130 feet), 80 metres (260 feet), 120 metres (395 feet).

1946-1947:

Drifting and crosscutting on the three levels as indicated below:

Level	Vertical depth	Drifts+ Xcuts
	Metres feet	Metres feet
1	40 130	95 312
2	80 260	1042 3419
3	120 395	1262 4140
Total: 2399 7871

1948-1949:

Production at a rate of 100 metric tons/day (110 short tons). A total of 45,872 metric tons (50,459 short tons) grading 6.58 g/mt (0.192 oz/sh.t) were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.

Mill head was 4.90 g/mt (0.143 oz/sh.t.)

1949:

Production stopped. Proven ore reserves of 75,344 metric tons (82,878 sh.t.) grading 9.60 g/m.ton (0.28 oz/sh.t.).

1949-1972:

No work is reported to be have been conducted on the property.

1972:

The property is staked by G. and Y. Vezina.

1973:

Ore reserves calculations by Derry, Mitchener and Booth: probable and possible reserves amount to 954,556 metric tons (1,050,000 sh.t.) grading 5.14 g/m.t. (0.15 oz/sh.t.).

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1979:

Soquem acquires the mining rights. Relogging of the 1944-1945 diamond drill holes. Some sections are reassayed.

1980-1981:

Soquem drilled 7 holes totalling 1,128 metres (3,701 feet).

Compilation of previous work and ore reserves calculations by Soquem: a total of 612,440 metric tons (673,684 sh.t.) grading 4.30 g/m.t. (0.125 oz/sh.t.) in the probable and possible categories.

1984:

SASU Investments Inc. acquires an option on the Hosco property.

Drilling of 10 holes totalling 2,988 metres (9,803 feet).

New ore reserves calculations by Louvicourt Mining Management Company Ltd. Ore reserves amount to 1,081,620 metric tons (1,189,782 sh.t.), grading 4.10 g/m.t. (0.12 oz/sh.t.) all in the drill indicated category.

SASU Investments Inc. acquires an option to the property. An economic evaluation by Roche Ltd. resulted in outlining the same ore reserve as that completed by SOQUEM. Ten diamond drill holes totalling 2,988m were completed.

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t of mineralization stockpiled on surface. This stockpile remains in place on surface.

Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization. A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the minister of the environment of Quebec for security purposes.

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1998-2004:

1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004).

1149127 Ontario Inc. property transfer to 90569 Canada Inc. in a name change.

2004:

Chris Davis MSc. P. Geo conducted an assessment of the historical works on the Heva-Hosco property for  90569 Canada Inc.

2006:

Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc. as detailed conditions in the previous property description. A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD (formerly Cambior).  Computerization of the historical data and initiation of an independent estimation of resources by Geostat Systems International Inc.

Geology on the field during summer 2006 by Aurizon

•

3 days of geological field work have been completed.

•

33 rock samplings have been done on the low grade ore pad close to the Hosco and Heva shaft location and on some of the outcrop.  The mineralized samples will be used to connect the content to certain visual criteria (such as type and quantity of sulphides and the alteration).

•

Visit to 8 outcrops located south of the Cadillac break, up to 1.5 km around the old Hosco mine infrastructures.  The mapping and the measurements collected in the environment of the quartz veins allowed to connect the concentrations of veins to the development of folds of few metres of amplitude inside the main foliation associated to the corridor of the Cadillac fault.  Those structural features show a plunge dip to North West between 50 and 65°.

2007:

Startup of exploration and validation with diamond drilling and completion of the first NI 43-101 compliant historical resource estimates by Geostat.

Drilling of 25 holes on the East block (Hosco) sector

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For the West block (Heva) the principal source of the following historical information is Mr. Chris Davis M.Sc. P.Geo report of August 15th 2004 "Review and assessment of the Hosco-Heva Gold Property".  All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.  They are provided only for historical reference purposes.

The Heva gold property has also been explored over the last sixty years by various owners and optionees, as indicated below:

Heva

•

1944-1945:  Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totalling 9,960 m. A-50 degrees N inclined three compartment shaft was excavated to a vertical depth of 122 m. Underground work consisted of drifting and crosscutting on 84 m and 122 m levels.

•

1946: Company name change to Heva Gold Mines Ltd.

•

1947: The shaft was deepened to a vertical depth of 177 m and the 160 m level was excavated.

•

1948: Mines and Resources Canada completed an investigation of the Heva gold mineralization. The report indicated that the 99% of the gold could be recovered by direct cyanidation. Seven underground drill holes were completed from the 122 m level. Nine surface drill holes were completed. Operations are suspended and the mine is allowed to fill with water.

•

1951-1953: The mine is dewatered and underground operations are resumed. A total of 47,475 tonnes of ore grading 6.86 g/tonne Au was produced before the operations are stopped due to a shortage of mine labour. A total of 960 m of drifting and crosscutting was completed from 1946 to 1953.

•

1975: Yvon and Gaston Vezina acquire the mining rights

•

1978-1981: SOQUEM Exploration options the property. The surface geology is mapped and the base line resurveyed. A total of 6,920 m of surface diamond drilling is completed.

•

1982: SOQUEM Exploration completed a detailed mineralogical study. This consisted of 69 thin sections from the 1980 and 1981 diamond drill core.

•

1983: SOQUEM Exploration completed a humus geochemical survey.

•

1984: SASU Investments Inc. acquires an option to the property.

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•

1985: New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block. Norgold Management Ltd. agent for New Goldcore Ventures and Amberquest Resources Ltd. Hired Ovaltex Inc. to complete 28 surface diamond drill holes totalling 7,967 m.

•

1986-July 1987: Louvicourt Mining Management, agent for Eastern Mines Ltd.  And Silver Sceptre Resources Ltd. completed 11,126 m of surface diamond drilling and installation of the following surface infrastructure; access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program. The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

•

August 1987-1988: Starting on August 1, 1998 Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. And Silver Sceptre Resources Ltd. completed a revised advanced exploration program. It consisted of 7,614 m of surface diamond drilling, and an evaluation of the 2-15 cavve in area, sinking of vertical three compartment 7 m by 3 m shaft to a depth of 227 m, 260 m of cross cutting, 122 m of drifting on the new 200 m level and 148 m of underground bazooka drilling. The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis. Shaft stations were excavated to correspond to the same levels within the old workings and a 40 m pillar was established above the new 200 m level. A loading pocket was established on the 200 m level. A total of 1,386 tonnes of mineralization was extracted and piled on surface.

•

1999: T. P. O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township

•

1998-2004: 1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior (Vallee 2004).

•

In 2004, minerals right are transferred to Vantex Resources Limited from O’Connor and Gauthier.

•

In 2005, Stellar Pacific Ventures signs agreement to carry out exploration workand acquire 25% of the property. Figure below shows Claims location on which Stellar has carried out exploration work in 2005.

•

In 2007, Aurizon signs agreement for the acquisition of 100% of  the 75% Vantex ownership of the two Heva claims.

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GROUPE DE CADILLAC
GROUPE DE TÉMISCAMINGUE
FAILLE DE CADILLAC
PUITS HÉVA
PUITS HOSCO
Chemin de fer
Rang VII
Rang VI
Rang VI
Rang V
24
25
117
SUPERGROUPE DE PONTIAC
N
Zone de cisaillement
Dyke de diabase
Faille
Stratification
STELLAR PACIFIC VENTURES INC.
PROPRIÉTÉ HÉVA
Géologie de la propriété
0
250
500
750m
Figure 4
Modifié de Davis (1987) GM-45180

Figure 5: Heva Vantex-Stellar claims block where Stellar 2005 drilling took place (from Pierre O’Dowd report)

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7- Geological Setting

7.1 Regional geology

The following information is based on three sources: Descarreaux’s 1985 report, an internal report prepared by  Ghislain Fournier P. Eng. of Aurizon in January 2006 and information provided by Martin DemersP.Geo of Aurizon.

The Joanna property (formerly the Hosco-Heva) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group but several gold only deposits in the immediate vicinity of the Cadillac Break have been defined over the years.

Thick sequences of Archean lavas of the Blake River Group, aged between 2696 m.a. and 2690 m.a. and ranging form the Southern part of the Abitibi geological Sub-Province. Pyroclastic equivalents of mafic to felsic lavas occur intercalated with massive flows. Younger flyshic and locally fluviatile sedimentary sequences aged between 2690and 2676 m.a. sit on top of volcanic domain and form continuous units in a  East-West direction, Volcanic assemblages are internally  tightly folded developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip.

A wide variety of  syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite  occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from sub-greenschist to greenschist facies throughout the region and increases quickly to amphibolite facies immediately South of the Cadillac Break in the Pontiac Sub-Province.

The main structural feature of the region is the Cadillac Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake Ontario to Val d’Or Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A number of gold showings occur in the region typically associated with the Cadillac Break. Besides the Hosco and Heva old mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

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7.2 Local Geology

The east-west striking zone favourable for gold mineralization is closely related to the Cadillac fault. It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups. The Pontiac and Temiskaming Groups are mainly composed of grawackes. Temiskaming Group is identified by extensive polygenic conglomerate units. A tuffaceous horizon of felsic composition, marks the contact between the two groups while the Cadillac fault occurs at the top of the Timiskamig Group. The Cadillac group occurs north of the Cadillac fault. It mainly consists of greywacke with siltstone, mudstone and arkose units.

359000E
364000E
369000E
5350000N
5345000N
5340000N
QUEBEC
Ruisseau Davidson
Joanna-Henricksen
Riviere Kinojevis
Joanna
Cadillac Break
Old Workings
Old Workings
Joanna
Héva
Doyon 10Km
CN
117
Lac Joannes
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Showing
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
New property acquisitions
surounding Joanna

JOANNA_GEOL_PROP.cdr

Figure 6: Geology map with property boundaries in 2007

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8- Deposit Type

The gold deposit at Joanna may be described as a sediments hosted orogenic gold deposit related to the structural control of the Cadillac fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in Cadillac Group sediments in contact with mafic layers corresponding possibly to sill.  The main brittle-ductile deformation comprising the Cadillac Fault is concentrated in these metasedimentary layers. The genetics of the deposit has not been studied in detail.  Historically, previous exploration was focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

Surface
0 m
-100 m
-100 m
-200 m
-200 m
Graywacke S3
Cadillac Fault
M 3
Graywacke S3
M 2
M 1
B
A
C
CADILLAC GROUP
TIMISKAMING GROUP
Graywacke S3
D
GD
BFH
E
"C" Fracture
ZONE I
ZONE II
ZONE III
LEGEND
Marker Horizons: M 1, M 2, M 3
Mineralized Horizons: GD, D, E, BFH, A, B, C
900 N
1000 N
0
20
40
60 m

After Roche Ltée in 1984 report Projet SASU

Fig. 4

Figure 7: Historical cross section of the mineralization (After Roche SASU in 1984)

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9- Mineralization

The description of the mineralization is based on information from different reports included in the References section, site visit observations of core and information provided by Aurizon geologists.

Gold appears to be mainly associated with finely crystallized sulfides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. Mineral assemblage also includes variable concentrations of white mica, carbonate, albite, garnet , and possible other alumino-silicates.  Amphibole and tourmaline rich replacement zones have been locally identified.

9.1 Historical nomenclature of the zones

Historically eight zones of gold mineralization were defined (see previous figure 7) within access of the current Hosco underground workings above a depth of 140 m. These include the A, B, C, D, E, BFH, GD and Double D zones. The A, B, C, D, E, BFH and GD zones occur between sections 8310 E and 9230 E, and have strike lengths ranging from 500-900 m. The mineralization occurs as discontinuous possibly westward plunging lenses. Each zone has been explored at that time to a depth of approximately only 140 m and remains open to depth and along strike to the east and west.

The Hosco Double D Zone sediments is characterized by quartz veinlets with specks and disseminations of pyrite and arsenopyrite. It has a confirmed strike length of 200 m, averages 10 m thick and has been defined to a depth of 80 m. It has been defined by surface drilling and with 1987 underground excavations from the ramp. The merging of the GD, D and E zones of mineralization was confirmed. The Double D Zone is not continuous to surface as it separates into smaller individual zones of mineralization 10 m below the bedrock-overburden interface.

Similar gold mineralization as the A, B, C, D, E, BFH and GD zones occurs 1,200 m west of the Hosco underground workings (Hosco West Zone). It has been intersected in drill hole 79-1 above a depth of 50 m. It occurs within Temiskaming Group sediments as quartz veinlet-rich horizons and veins and may represent the western extension of the mineralization defined within the workings or a possibly new ore zone.

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9.2 New labelling of the mineralized corridors

The historical work focused on separating and labelling narrow high grade lenses.  These high grade zones are within the new zones.  With the approach of defining larger mineralized zones for the evaluation of open pit potential of the lower grade, higher tonnage material, the zones are connecting well and five important zones have been identified, modeled and the resources have been estimated within these new revised envelopes with the new Aurizon drilling as presented in the mineral resources section of this report.

Observation of the core during site visit shows strongly silicified zones and some are showing a cherty aspect.  Brechiated zones are also present.

Figure 8: Mineralization observed in core prior to core splitting

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Figure 9: Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate lightly by the content in quartz vein, arsenopyrite, pyrrothite, pyrite, white mica, carbonate, biotite  and chlorite but for now they are believed to be all related to the same geological event. Narrow, widely spaced, quartz veins with higher grades have been intersected.

In the high grade zones of underground openings mapping and sampling plans, we have observed continuous mineralization with some pinch and swell along the partially mined out quartz vein high grade zone, even this high grade zone within the low grade corridor is always there with variation of the thickness and grades. The mineralized system is continuous.

Deformation within the sediments can be difficult to evaluate as a result of the high grade metamorphism. Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level.

Gold enrichment is adjacent to the mafic unit, and is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge.

Five zones have been clearly identified, with two of them, the Principal North and North East zones, on the north side of the Cadillac fault.  Three zones, the Principal South, South West and South East zones are located south of the Cadillac fault, which separates the mineralized zones and is barren in terms of gold mineralization. More details are presented in the Mineral Resource section of this report.

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9.3 Other mineralization

To our knowledge, there is no other significant mineralization on the property.  A metal scan on one third of the control samples has been done by Geostat in order to see if there was other mineralization such as silver.  Unfortunately, silver values are not significant.

The following is a copy of the metal scan of the independent control samples.

Table 2: Metal scan of one third of the control samples

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10- Exploration work

Exploitation history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report.

In 1984 Roche Ltd. submitted a feasibility study of the property outlining the same ore reserve as that completed by SOQUEM for SASU Investments Inc. The ore reserve calculations by Louvicourt Mining Management Company Ltd., which are not NI 43-101 compliant, stated reserves amounted to 1,081,620 metric tons (1,189,782 sh.t.), grading 4.10 g/m.t. (0.12 oz/sh.t.) all in the drill indicated category, and ten diamond drill holes totalling 2,988m were completed. The reference made to the historical resource estimate above is included for illustrative purposes only and does not conform to the standards and definitions required by NI 43-101. This estimate should not be relied upon as a measure of the resources within the Joanna project. The above historical estimate uses terminology that differs from those set out in sections 1.2 and 1.3 of NI 43-101. A more recent updated Mineral Resource Estimate is found in Section 17 of this report.

During 2006, Aurizon Mines Ltd. obtained access to historical data pursuant to its agreement with the past owner and has carried out extensive computerization and integration of historical data.

A senior Geologist (Martin Demers) employed by Aurizon carried out surface mapping in the summer of 2006.

Exploration holes were incorporated into a database in electronic format at the end of 2006. Easily computerizable reliable underground data is also included in the new database.

At the end of March, 2007, 15 diamond drill holes had been completed for 9,204meters, and the resampling of 20 old holes had been completed.

With respect to the database used for the past March 2007 resource estimation, we now have a total of 26 new surface holes (ids from JA-07-01 to JA-07-25) as well as several re-assayed intervals in the old drill holes for the September 2007 updated resource statement.

Independent samples were taken from two holes by the author, Claude Duplessis QP who also supervised the preparation and sampling protocol, where the sample bags were sealed and sent personally to the lab.  Further details are provided in the Data Verification section of this report.

Aurizon has carried mapping and sampling works on the Henricksen sector of the Joanna claims, but results and compilation map is pending at the moment of writing this report.

To the Author’s knowledge, Aurizon possesses all the permits required to conduct the exploration work recommended in this report other than those specifically mentioned.

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10.1 Survey

The actual positioning of the new holes is done with a single hand held GPS while the casing will be surveyed at the end of the current drilling campaign by a certified surveyor.

10.1.1 Grids used on the property

Aurizon staff has integrated all the historical data into a local mining grid called: GML (Gestion Minière Louvicourt).

Geostat has created a database with its own available Geobase/Sectcad software package.

Resource related information and modeling are based on the local GML integrated mining grid in metric attached to the UTM system. A conversion table showing both databases is  presented in the following figure 10.

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Paramétres, Transformation HOSCO à GML

Translation		Rotation					
Nord	Est	Radians	Degré,Décimal	Degré	min	Sec
521.0940	6 586.0880	6.2816	359.90961	359	54	34.6

			COORDONNÉES - SYSTÈME HOSCO					COORDONNÉES - SYSTÈME GML				
POINT	DESCRIPTION		LONG.		LAT.		ELEV.	LONG.		LAT.		ELEV.
BASE 13			1 000.000	E	1 000.000	N		7 587.664	E	1 519.515	N	
BASE 9			2 000.000	E	1 000.000	N		8 587.663	E	1 517.938	N	
BASE 7			2 900.000	E	1 000.000	N		9 487.662	E	1 516.518	N	
ZÉRO			0.000	E	0.000	N		6 586.088	E	521.094	N	
1	POINT 2		2 364.900	E	962.700	N	311.36	8 952.504	E	1 480.062	N	311.36
2	POINT 6		2 363.030	E	1 077.270	N	311.06	8 950.815	E	1 594.635	N	311.06
3	POINT 7		2 364.720	E	927.560	N	311.36	8 952.268	E	1 444.922	N	311.36
4	POINT 8		2 334.150	E	962.930	N	311.41	8 921.754	E	1 480.340	N	311.41
5	POINT 9		2 335.100	E	927.900	N	311.15	8 922.649	E	1 445.309	N	311.15
6	POINT 10		2 326.200	E	1 071.900	N	311.05	8 913.976	E	1 589.323	N	311.05
7	POINT 11		2 394.200	E	1 026.390	N	311.35	8 981.904	E	1 543.706	N	311.35
8	POINT 12		2 394.500	E	977.300	N	311.36	8 982.127	E	1 494.615	N	311.36
9	POINT 13		2 392.400	E	953.300	N	311.36	8 979.989	E	1 470.619	N	311.36
10	POINT 14+14		2 631.840	E	1 029.230	N	311.57	9 219.548	E	1 546.171	N	311.57
11	POINT 1W		2 208.880	E	1 029.930	N	310.95	8 796.590	E	1 547.538	N	310.95
12	POINT 2W		2 039.520	E	1 029.020	N	310.57	8 627.229	E	1 546.895	N	310.57
13	POINT 3W		1 907.080	E	1 026.640	N	309.95	8 494.785	E	1 544.724	N	309.95
14	POINT 4W		1 753.320	E	1 028.360	N	309.40	8 341.028	E	1 546.687	N	309.40
15	POINT 5W		1 602.720	E	990.100	N	308.86	8 190.368	E	1 508.664	N	308.86
16	POINT 6W		1 452.140	E	943.150	N	308.16	8 039.714	E	1 461.952	N	308.16
17	POINT 7W		1 293.580	E	929.750	N	307.39	7 881.133	E	1 448.802	N	307.39
18	POINT 8W		1 148.700	E	916.900	N	306.37	7 736.233	E	1 436.181	N	306.37
19	POINT 9W		996.800	E	903.900	N	305.70	7 584.313	E	1 423.420	N	305.70
20	POINT 10W		845.000	E	890.900	N	305.10	7 432.492	E	1 410.660	N	305.10
21	POINT 11W		1 944.320	E	1 027.400	N	310.07	8 532.026	E	1 545.425	N	310.07
22	POINT 12W		1 985.000	E	1 030.200	N	310.35	8 572.711	E	1 548.161	N	310.35
23	POINT 13W		2 011.220	E	1 028.590	N	310.49	8 598.928	E	1 546.510	N	310.49
24	POINT 14W		2 077.380	E	1 030.700	N	310.69	8 665.091	E	1 548.515	N	310.69
25	POINT 15W		2 115.300	E	1 033.100	N	310.62	8 703.015	E	1 550.856	N	310.62
26	POINT 16W		2 153.080	E	1 034.080	N	310.74	8 740.797	E	1 551.776	N	310.74
27	POINT 17W		2 178.600	E	1 033.000	N	310.80	8 766.315	E	1 550.656	N	310.80
28	POINT 18W		2 246.500	E	1 034.200	N	310.97	8 834.217	E	1 551.749	N	310.97
29	POINT 19W		2 284.190	E	1 036.140	N	311.08	8 871.910	E	1 553.629	N	311.08
30	POINT 20W		2 339.200	E	1 039.900	N	311.18	8 926.926	E	1 557.302	N	311.18
31	POINT 21W		2 423.030	E	1 046.440	N	311.13	9 010.766	E	1 563.710	N	311.13
32	POINT 22W		1 869.400	E	1 029.100	N	309.60	8 457.109	E	1 547.244	N	309.60
33	POINT 23W		1 830.900	E	1 029.200	N	309.64	8 418.609	E	1 547.404	N	309.64
34	POINT 24W		1 792.990	E	1 027.900	N	309.49	8 380.697	E	1 546.164	N	309.49
35	POINT 25W		1 716.730	E	1 018.600	N	309.15	8 304.423	E	1 536.984	N	309.15
36	POINT 26W		1 679.120	E	1 009.000	N	309.09	8 266.798	E	1 527.444	N	309.09
37	POINT 1W2		2 052.000	E	1 082.700	N	310.35	8 639.793	E	1 600.555	N	310.35
38	POINT 2W2		2 097.400	E	1 085.200	N	310.43	8 685.197	E	1 602.984	N	310.43
39	POINT 3W2		2 143.100	E	1 088.600	N	310.64	8 730.903	E	1 606.312	N	310.64
40	POINT 4W2		1 986.900	E	1 078.000	N	310.04	8 574.686	E	1 595.958	N	310.04
41	POINT 5W2		1 899.700	E	1 073.400	N	309.81	8 487.479	E	1 591.496	N	309.81
42	POINT 6W2		1 824.000	E	1 067.500	N	309.63	8 411.770	E	1 585.715	N	309.63
43	POINT 7W2		1 755.500	E	1 065.500	N	309.13	8 343.267	E	1 583.823	N	309.13
44	POINT 8W2		1 678.930	E	1 059.800	N	308.81	8 266.688	E	1 578.244	N	308.81
45	POINT 9W2		1 940.600	E	1 073.900	N	309.95	8 528.380	E	1 591.931	N	309.95
46	POINT 10W2		2 014.600	E	1 080.200	N	310.23	8 602.390	E	1 598.114	N	310.23
47	POINT 11W2		2 210.600	E	1 093.500	N	310.65	8 798.410	E	1 611.105	N	310.65
48	POINT 1W3		1 829.600	E	917.400	N	309.73	8 417.133	E	1 435.607	N	309.73
49	POINT 2W3		1 904.500	E	922.000	N	310.23	8 492.040	E	1 440.088	N	310.23
50	POINT 3W3		1 980.700	E	925.800	N	310.28	8 568.246	E	1 443.768	N	310.28
51	POINT 4W3		2 056.500	E	929.700	N	310.28	8 644.052	E	1 447.549	N	310.28
52	POINT 5W3		2 133.400	E	934.000	N	310.89	8 720.959	E	1 451.727	N	310.89
53	POINT 6W3		2 209.700	E	938.670	N	311.09	8 797.266	E	1 456.277	N	311.09
54	POINT 7W3		2 285.300	E	944.000	N	311.60	8 872.874	E	1 461.488	N	311.60
55	POINT PUITS		2 365.930	E	812.910	N	312.76	8 953.297	E	1 330.271	N	312.76

Figure 10: Local GML grid conversion parameters

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 37

11- Drilling, Mapping and Trenches

Different drilling companies have drilled on the property over time.

The recent 26 diamond drilling holes and a geotechnical drilling investigation on Hosco overburden has been completed this year by Aurizon.

Results of the first phase of drilling by Aurizon are available and are included in this study, mineral resource section presents details of the drilling and statistics

Table 3 below summarizes past exploration and development work.

Exploration and development:

Date	Surface drilling (m)	Underground drilling (m)	Sinking of shaft (m)	Ramp development (m)	Lateral development (m)
1944-1945	20 000	3 000	160		2 400
1980-1981	1 128
1984	2 988
1986-1989	9 768			484	630
Total	33 884	3 000	160	484	3 030

Production :

Date	ore (tonnes)	Grade (g/t Au)	Processed grade (g/t Au)	Recovery (%)
1948-1949	45 872	6.58	4.90	74.5
1986-1989	21 555	2.65	Stockpile on site	n/a

Table  3: Summary of drilling and development

No core is stored on site. Historical and new core is stored in the suburb of Rouyn-Noranda at the geological contractor’s core shack.

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Figure 11: Plan view of the holes drilled on the Joanna property East Block(Hosco), local GML grid.

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Figure 12: Plan view of the holes drilled on the Joanna property West Block(Heva), local GML grid.

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11.1 Recent drilling and validation

The scheduled 2006 drill campaign did not start until January 2007, due to warm weather conditions.   Based on the availability of information, a decision was made to use only the historical data together with the re-assay results from the current control program for the estimate of mineral resources in March 2007.  Now for the update resource Aurizon’s 2007 drilling results of 11,620 meters in 25 holes with 6844 samples are incorporated into the resources estimates.  A site visit was undertaken by the author to validate the control program on March 8th 2007.

Figure 13: Core rack at the geological contractor site in BelleCombe.

Previous surface and underground exploration by previous operators focused mainly on a stacking of high grade veins close to a brittle fault.  The veins are, in fact, included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Compilation of existing data indicates that the corridor extends along a 1,800 metre east-west trend and can be followed down to a depth of 400 metres.

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12- Sampling Method and Approach

As previously referenced, since beginning of work on the Joanna gold deposit, different drilling campaigns have taken place. We do not have much information on the detailed methodology of sampling used during these different campaigns. The drill holes were sampled according to the geologist’s interpretation. Sample boundaries were generally dictated by the presence of mineralization (quartz veinlets with sulfides).

Different core sizes were used during these exploration and definition drilling periods. We are aware that some re-sampling campaign has taken place from one owner to the other as stated in some documents.

Some of the core of previous campaigns has been retrieved by Aurizon and re-assaying is taking place in addition to additional sampling of core not previously sampled.

The available information at this stage is fragmented but shows satisfactory results with increase in the mineralized length along the core.

The drill hole samples have an average length of 1.11 meters (minimum of 0.01 meter, maximum of 78 meters) the 78m sample comes from historical composite data. The most frequent lengths used are 0.5m and 1.0 meter.

The core recovery of the observed new and old core is generally very good. Based on the Author's observations on site in the core shacks, we consider that the sample quality is good and that the samples are generally representative.

At the Hosco mine, the drifts and underground developments were sampled and test holes drilled through the walls to verify the presence of mineralization out of the developed drift. The face samples (chips) are also used in this estimation of resources.

Figure 14: Example of the computerized test holes data on level 4889mZ (Hosco)

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Figure 15: Example of the computerized test holes data on level 4882mZ (Heva)

The sampling method is straight forward. After logging, the sections to be assayed are identified in the core box.  The technician saws the core in half and bags the sample to send to the lab and the other half is kept for further analysis, if necessary. Samples are in general 1 meter long. Drilling is conducted by a contractor, Benoit Drilling Ltd.

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13- Sample Preparation, Analyses and Security

13.1 Sample preparation and analysis

All of the new samples at Joanna (drill holes) are assayed at Laboratoire Expert in Rouyn-Noranda. All the gold samples are assayed by fire assay using the laboratory’s equipment and protocol.

The core is split using an electric core saw, bagged, tagged at the geological contractor core shack at BelleCombe and sent to the laboratory. Picture below shows mining technician preparing sample under Claude Duplessis QP supervision.

Figure 16: Sawing of core and sampling at contractor’s core shack

NQ core from surface exploration hole is split in half to preserve a witness in the core racks.  For the old historical holes, half of the half (1/4) is sampled and the other part is retained. Geostat did not carry out independent sampling of the old holes in order to preserve a witness core.

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13.1.1 Sample preparation at the laboratory

Laboratoire Expert of Rouyn-Noranda provided Geostat the following description of the procedures followed by that laboratory in sample preparation.

Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300gm. Excess material is stored for the client as a crusher reject. The 300gm portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

13.1.2 Analyses at the laboratory

The following  procedure was described to Geostat by Laboratoire Expert of Rouyn-Noranda.

Gold Fire Assay Gravimetric

A 29.166gm sample is weighed into a crucible that has been previously charged with approximately 130gm of flux. The sample is then mixed and 2mg of silver nitrate is added. The sample is then fused at 1800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool, after cooling, the slag is broken off and the lead button weighing 25-30gm is recovered. This lead button is then cupelled at 1600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that

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have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

13.2 Quality control program

Geostat did not visit the laboratory installations during its site visit.  Geostat inspected the laboratory assay sheets and assay certificates produced by the laboratory. They consist of Excel spreadsheets containing sample numbers and assay results. The laboratory uses a relatively standard file format. Assay certificates contain duplicate results.

A follow-up of the laboratory quality control is done using blanks and standards from Aurizon as described below:

The following Quality Assurance and Quality Control (“QA/QC”) protocol was supplied by Elise Bourgault geologist of Aurizon (translated from original French version):

Control  Procedures and Quality Assurance of Analytical Results from Drill Hole

In addition to the normal laboratory quality control program, Aurizon has put in place a quality program to secure the validity of the results. The lab carries duplicate at every 12 samples as a standard procedure

The QA/QC program has four steps:

1.

Insertion of a standard reference material at every 25 samples (1000, 1025, 1050, …).  There are three standards used: 1.02g/t, 4.75g/t and 9.65g/t, and those are randomly inserted.

2.

10% of the coarse reject of the samples of the first lab are re-assayed at a secondary lab.  Most continuous mineralized  intervals are re assayed. Coarse rejects are done with AA and gravimetric finish to obtain a second result and the original pulp is tested  with gravimetric finish to repeat the first lab result.

3.

Insertion of blanks within identified mineralized zones, frequency varies according to intersected zones.

4.

For the old holes (101 holes recovered (64 holes on Hosco)): re-assays are done on 20% of the holes.  Moreover, new samples are taken on extensions of already sampled sections, and this is done on all the old recovered holes.

The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

13.3 Security

The deposit is an historical known gold occurrence. Past work demonstrates the existence of gold in addition to Geostat’s independent samples. Moreover, the current sampling is done by an independent contractor for the Company.

The author is confident that Aurizon procedures are secure and reliable.

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14- Data Verification

The author has verified the database assay table against the original paper logs on a random basis and did not find major errors during its validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were checked.  Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.

In conclusion, we consider that the drill hole database is adequate to support a Mineral Resources estimate.

Independent samples were taken from two holes by the author, Claude Duplessis QP who also supervised the preparation and sampling protocol, where the sample bags were sealed and sent personally to the lab.

14.1 Independent sampling

During the visit to the core shack in Bellecombe, 38 independent samples were taken from two new holes just being drilled. The hole JA-07-01 from 304 to 332 meters and hole JA-07-03 from 174 to 184 meters are controlled.

The rock samples were assayed at the main lab of Aurizon (Lab –Expert of Rouyn) while the pulp samples were sent to ALS Chemex of Val d’Or for between lab verification.

A one out of three sample were also sent for a metal scan, and these results are presented in the Mineralization section of this report.

As presented in the following tables, the control assay does not show bias with the test sign from one sampling of the core to another and from one laboratory to another. Even if average grades are slightly different, bias is not proven or observed.  This confirms that results are reliable from either laboratory.

Average gold grade of the control sample above 0.5 g/t (22/38) is 1.91g/t for Geostat control samples, while it is 2.08g/t for Aurizon.

The Geostat 1 assay results in the table 6 are from Lab-Expert while Geostat 2 assays are from ALS Chemex.

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CONTROL SAMPLES				SAMPLE	Grams per tonne gold
HOLE #	From(m)	To(m)	Core(length)	number	Geostat 2	Aurizon	Geostat 1
JA-07-01	309	310	1.00	18956	0.03	0.01	0.01
JA-07-01	310	311	1.00	18957	-0.01	0.01	0.01
JA-07-01	308	309	1.00	18955	0.01	0.01	0.01
JA-07-01	307	308	1.00	18954	0.01	0.01	0.01
JA-07-01	315	316	1.00	18962	0.03	0.02	0.02
JA-07-01	305	306	1.00	18952	0.04	0.03	0.03
JA-07-03	180	181	1.00	18985	0.05	0.03	0.04
JA-07-01	314	315	1.00	18961	0.03	0.03	0.03
JA-07-03	181	182	1.00	18986	0.04	0.04	0.04
JA-07-01	330	331	1.00	18977	0.07	0.07	0.06
JA-07-01	316	317	1.00	18963	0.21	0.13	0.19
JA-07-01	321	322	1.00	18968	0.19	0.18	0.10
JA-07-01	329	330	1.00	18976	0.25	0.28	0.17
JA-07-01	320	321	1.00	18967	1.84	0.32	0.43
JA-07-01	324	325	1.00	18971	0.46	0.40	0.39
JA-07-03	179	180	1.00	18984	0.37	0.45	0.35
JA-07-01	331	332	1.00	18978	0.40	0.58	1.84
JA-07-01	319	320	1.00	18966	1.47	0.61	1.51
JA-07-01	318	319	1.00	18965	0.78	0.68	0.71
JA-07-03	175	176	1.00	18980	0.73	0.72	0.85
JA-07-01	313	314	1.00	18960	0.87	0.87	0.84
JA-07-03	182	183	1.00	18987	1.25	0.89	0.94
JA-07-03	174	175	1.00	18979	0.62	0.99	0.77
JA-07-03	183	184	1.00	18988	0.97	1.03	0.78
JA-07-03	177	178	1.00	18982	1.66	1.30	2.03
JA-07-01	328	329	1.00	18975	1.28	1.51	1.56
JA-07-03	178	179	1.00	18983	1.66	1.58	2.35
JA-07-03	176	177	1.00	18981	1.69	1.65	1.98
JA-07-01	312	313	1.00	18959	2.03	2.16	1.98
JA-07-01	304	305	1.00	18951	0.36	2.26	0.36
JA-07-01	326	327	1.00	18973	2.57	2.30	2.71
JA-07-01	322	323	1.00	18969	1.24	2.33	1.20
JA-07-01	306	307	1.00	18953	0.59	2.91	0.57
JA-07-01	323	324	1.00	18970	1.25	2.91	1.57
JA-07-01	311	312	1.00	18958	2.86	3.15	2.57
JA-07-01	317	318	1.00	18964	3.36	3.57	3.53
JA-07-01	327	328	1.00	18974	4.69	4.25	5.28
JA-07-01	325	326	1.00	18972	5.53	7.58	6.00

Geostat 1 – Assay results obtained by Lab-Expert
Geostat 2 – Assay results obtained by ALS Chemex

Table 4: Control assay results from laboratories

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Table 5: Between laboratory verification table

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15- Adjacent Properties

Figure 17: Adjacent Properties

With the new agreement signed, the Vantex Ressources Ltd blocks are now part of Aurizon Joanna property.

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Valiquette, IAMGOLD(Cambior), Alexandria and Xstrata(Falconbridge) as shown in previous figure.

•

The Alexandria Mineral property is located to the East of and is made of 19 claims along the range VI from lot 42 to 60 (approximately 1.3 km N–S & 4.0 km E-O).

•

The Rouyn Merger property belongs to IAMGOLD (Cambior) and is located to the west of Joanna, and is made up of 49 continuous claims. An inclined shaft at -50°, 251m vertical depth is on lot 61 of the range VI canton Joannes.  The lands of the regional airport of Rouyn Noranda are south of these lots outside the property.

•

The Alexis-Noranda belongs to X-Strata (Noranda-Falconbridge), it is north of the Alexandria property and is made up of 18 continuous claims

The author nor Geostat’s staff have direct or indirect mining interest in the sector.

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16- Mineral Processing and Metallurgical Testing

Within the Joanna property, the former Hosco mine produced for a brief period from 1948-1949. The historical report indicates production was at a rate of 100 metric tons/day (110 short tons). A total of 45,872 metric tons (50,459 short tons) grading 6.58 g/mt (0.192 oz/sh.t) were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.  The mill head grade was 4.90 g/mt 0.143 oz/sh.t.) for a recovery of 74.5%.

Historically, the ore of the property has been considered refractory.   For this reason, several metallurgical tests were done over time and mainly in 1987 with the CRM and Lakefield for Gestion Minière Louvicourt under direction of Gilles St-Pierre.

Two historical reports were reviewed by the author. Extensive work has been done.  The following is a brief summary.

Metallurgical testing of four 10 kg drill core samples by Laboratoires des mines et des sciences minerals – CANMET(Canada Center for Mineral and Energy Technology) and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization. A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

The results with direct traditional cyanidation of the mineralized rock show recovery in the 55% range. Several tests with pressure oxidation and PH variations and even bacterial attack show gold recovery ranging from 39.66 to 96.97%. Cyanidation of flotation concentrate without grinding optimization show gold recovery of 92.2% in 8.9% of the weight and 95.9 % in 18% of the weight.

Additional work should focus on the definition of the best grinding size to liberate the sulfides from the rock and then carry optimization of the flotation process to maximize recovery of the sulfides. The tests should also include scalping of heavies with a Knelson concentrator prior to flotation. Once the flotation is optimized, optimization of the grinding cyanidation to liberate the gold from the sulfides should be performed.  The fine rejects of this could then be returned with the tails of the flotation for filtering. With what we know now and what we have seen with new technologies and possible combination of methodologies,and the actual recoveries obtained from prior experiences and tests,  it would appear that potential recoveries in the 95% range could be obtained. All the laboratory tests have to be done adequately within this scheme. Roasting of concentrate is not an option in Canada any more and, taking into consideration the cold weather in the area, bacterial attack is not recommended.

Since gold is associated with arsenopyrite and other sulfides, in addition to traditional environmental tests, special tests and characterization of the rejects for the environment will have to be done when the optimal process has been found. Moreover, addition of neutralizing rock like dolomite may be added to the processed ore to secure no potential acid mine drainage if results are testing positives.

At the moment of writing this report Aurizon has initiated metallurgical testing and results were not available.

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17- Mineral Resource Estimates

17.1 Mineral resources

Resources of Joanna have been estimated independently in the so-called Hosco and Heva sectors, which correspond to the old Hosco and old Heva mines respectively

17.1.1 Resources of the old Hosco sector – East block

For resource computation purposes, the Hosco sector corresponds to that part of the property between coordinates 7000E and 9500E of the local grid

17.1.1.1 Data used

The drill hole database used for resource estimation of the Hosco sector of Joanna is in file Joanna_total_19juillet07_MERGE.mdb dated August, 08, 2007. That database has information for 1074 drill holes and channel samples from all over Joanna.  For the Hosco sector, we can extract from that database 777 drill holes and channel samples with a collar between coordinates 7000E and 9500E of the local grid.  Details about those drill holes and channel samples are in Table 8. Original data from Aurizon Mines Ltd. have not been changed except for the addition of 32 old mineralized intervals in holes C1980-1. With respect to the database used for the March 2007 resource estimation, we have 26 new surface holes (ids from JA-07-01 to JA-07-25) as well as several re-assayed intervals in the old drill holes.

DH/Sample id	#.	Cum. Length (m)	Aver. Length. (m).	# int.	Length Int (m).	Aver. g/t Au	Comments
1W to 26W	26	6113	235.1	892	1151	0.94	Max 20.3 g/t over 0.5m Not counted : 10W = 0g/t
184E1 to 290E2	10	2990	299.0	865	1015	0.60	Max 22.6 g/t over 0.5m
79-1 to 80-56	9	1610	178.9	590	851	0.56	Max 7.2 g/t over1.5m
8310-1 to 9310-2	36	3920	108.9	1270	1162	0.90	Max 36.0 g/t over 0.8m 20m spacing along EW
C1960-1 to C2540-2	45	4911	109.1	3107	3196	0.67	Max 75 g/t over 0.5m (next is 19.6g/t)
C1960-1 to C2540-2(1)				3139	3223	0.67
C86-1 to C86-15	15	1297	86.5	945	940	0.90	Max 2.4 g/t over 0.4m
DR4921-01 to DR4955-185	458	1008	2.2	1015	1004	2.09	Horizontal and vertical channels at Z=4921, 4933 and 4955) Max 43g/t (next is 14.8g/t)
HC-1 to HC-16	18	3849	213.8	649	896	0.62	Max 25.7 g/t over 1.5m
HOSCO-1W2 to HOSCO-11W2	18	4177	232.1	1044	1378	0.61	Max 68.7 g/t over 0.25m (next is 17.7g/t)
JA-07-01 to JA-07-25	26	11620	446.9	6844	8262	0.19	New holes (2007) Max 17.7 g/t over 1m
ST-2M11 to ST-BZ-4	116	4012	34.6	1836	1828	2.45	Short UG holes from Z=4890-4960. Max 1007 g/t over 0.18m (11 intervals above 30g/t over lengths from 0.06 to 0.58m)
All	777	45506	58.6	19057	21683	0.73
All(1)	777	45506	58.6	19089	21788	0.72

Table 6: DHs and channel samples used in the resource estimation of Hosco sector

(1) after adding 32 old mineralized intervals in hole C1980-1

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17.1.1.2 Mineralized envelope

Like in the March 2007 resource estimation of the Hosco sector, resources are limited to mineralized solids the limits of which are defined at a low cut-off (from 0.5 to 1.0 g/t) on drill sections.  Limits on drill sections are then connected through limits on level maps at 5m vertical intervals from elevation 5007.5 down to elevation 4532.5 (maximum of ninety six (96) 5m-benches i.e. a 480m maximum depth). The mineralized zones are disseminated sulfide corridors with thin quartz veins varying continuous laterally and at depth.

The interpretation of the mineralized structures has started from highly documented levels with underground works at 85m(4927mZ) and 120m(4889mZ) below surface. Surface elevation of the swamp GML mining grid is at 5,011m. The general strike orientation of the zones is Azimuth 260° with a dip of 55° to the northwest. Some of the zones are connected and disconnected depending of the elevation with respect to the Cadillac fault, which the zones never cross. The presence of underground openings from the former exploration work has been taken into account during the mineral resource estimation. Production records have been excluded of tonnage from the final resources estimation instead of cutting the underground volumes.

Labelling of the corresponding mineralized zones has not changed since the March 2007 resource study. The mineralization of the Joanna property can be divided into two sectors: the mineralized corridors North and South of the Cadillac fault and are labeled respectively to their location of the fault; and the old Hosco shaft in terms of East and West.  Many zones or limbs exist in the modeling. Five zones have been clearly identified, with two of them, the Principal North and North East zones, on the north side of the fault.  Three zones, the Principal South, South West and South East zones, are located south of the Cadillac fault, which separates the mineralized zones and is barren in terms of gold mineralization. Figure 18 presents the zones at 4957.5m elevation.

Figure 18: Plan view of the zones at 4957.5m elevation

Figure 19 illustrates the existing underground openings of the old Hosco mine. Figure 20 illustrates the changes to interpreted mineralized zone limits on sections with new drill holes.

Table 7 shows the mineralized volume on a bench-by-bench basis before (March 2007 study) and after the new JA-07 holes. Globally they contribute to an increase of about 16% of that mineralized volume, principally at depth.

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Figure 19: Old underground workings and drill holes in the Hosco sector of Joanna

In the figures, X is east, Y is north and Z is elevation (coordinates in meters)

Top = plane view. Middle: view to north (long section). Bottom: perpspective view looking southwest downward

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Figure 20: Mineralized zone limits on sections with new drill holes (Hosco sector)

Not all sections with new drill holes are shown. As a general rule, new drill holes (JA-07-xx) confirm the extension of mineralized zones at depth

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Bench	Z	Old m3	New m3	%Diff	Bench	Z	Old m3	New m3	%Diff
1	5007.5	0	0		49	4767.5	94,200	136,500	44.9%
2	5002.5	28,729	36,706	27.8%	50	4762.5	93,950	130,200	38.6%
3	4997.5	108,289	110,331	1.9%	51	4757.5	89,650	124,050	38.4%
4	4992.5	144,284	173,548	20.3%	52	4752.5	81,700	121,450	48.7%
5	4987.5	166,016	206,340	24.3%	53	4747.5	89,950	116,750	29.8%
6	4982.5	178,841	221,223	23.7%	54	4742.5	86,900	111,400	28.2%
7	4977.5	186,200	229,000	23.0%	55	4737.5	89,950	108,600	20.7%
8	4972.5	193,500	237,800	22.9%	56	4732.5	82,750	105,900	28.0%
9	4967.5	203,450	246,400	21.1%	57	4727.5	76,300	102,700	34.6%
10	4962.5	207,900	250,900	20.7%	58	4722.5	70,600	101,200	43.3%
11	4957.5	211,700	253,300	19.7%	59	4717.5	64,350	96,650	50.2%
12	4952.5	213,350	254,200	19.1%	60	4712.5	69,000	90,500	31.2%
13	4947.5	219,350	257,700	17.5%	61	4707.5	67,250	92,900	38.1%
14	4942.5	229,250	259,050	13.0%	62	4702.5	64,450	93,950	45.8%
15	4937.5	241,150	262,800	9.0%	63	4697.5	62,900	91,750	45.9%
16	4932.5	246,500	265,000	7.5%	64	4692.5	59,750	86,600	44.9%
17	4927.5	246,950	267,250	8.2%	65	4687.5	56,250	83,050	47.6%
18	4922.5	254,900	265,100	4.0%	66	4682.5	48,850	81,250	66.3%
19	4917.5	252,700	265,700	5.1%	67	4677.5	40,550	73,150	80.4%
20	4912.5	260,850	273,950	5.0%	68	4672.5	43,700	66,450	52.1%
21	4907.5	267,400	281,700	5.3%	69	4667.5	43,150	59,950	38.9%
22	4902.5	275,100	283,700	3.1%	70	4662.5	38,300	50,750	32.5%
23	4897.5	276,350	282,100	2.1%	71	4657.5	33,350	44,750	34.2%
24	4892.5	276,450	288,150	4.2%	72	4652.5	28,150	39,450	40.1%
25	4887.5	274,850	286,300	4.2%	73	4647.5	24,900	34,050	36.7%
26	4882.5	275,750	271,550	-1.5%	74	4642.5	20,150	28,700	42.4%
27	4877.5	275,550	263,200	-4.5%	75	4637.5	15,650	26,600	70.0%
28	4872.5	246,000	251,350	2.2%	76	4632.5	13,250	25,250	90.6%
29	4867.5	246,800	232,100	-6.0%	77	4627.5	11,650	25,350	117.6%
30	4862.5	238,850	215,450	-9.8%	78	4622.5	10,450	24,900	138.3%
31	4857.5	236,550	208,650	-11.8%	79	4617.5	9,150	23,700	159.0%
32	4852.5	224,850	201,150	-10.5%	80	4612.5	7,800	23,050	195.5%
33	4847.5	213,050	195,700	-8.1%	81	4607.5	0	21,700
34	4842.5	199,000	183,550	-7.8%	82	4602.5	0	19,200
35	4837.5	180,700	185,000	2.4%	83	4597.5	0	18,150
36	4832.5	162,450	166,900	2.7%	84	4592.5	0	14,900
37	4827.5	140,100	164,900	17.7%	85	4587.5	0	11,700
38	4822.5	134,500	164,550	22.3%	86	4582.5	0	8,100
39	4817.5	126,300	164,000	29.8%	87	4577.5	0	7,450
40	4812.5	120,000	162,300	35.3%	88	4572.5	0	6,250
41	4807.5	127,000	157,550	24.1%	89	4567.5	0	5,600
42	4802.5	128,750	155,250	20.6%	90	4562.5	0	5,450
43	4797.5	122,400	152,500	24.6%	91	4557.5	0	5,350
44	4792.5	117,750	147,600	25.4%	92	4552.5	0	4,850
45	4787.5	113,600	142,800	25.7%	93	4547.5	0	3,600
46	4782.5	109,500	140,400	28.2%	94	4542.5	0	2,700
47	4777.5	103,500	137,350	32.7%	95	4537.5	0	1,250
48	4772.5	104,150	135,700	30.3%	96	4532.5	0	300
					TOTAL		10,800,109	12,515,797	15.9%

Table 7: Mineralized volume in Hosco sector before and after new holes

Mineralized volume does not take into account ore extracted from the old Hosco mine.

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17.1.1.3 Mineralized intercepts

Mineralized intercepts are that part of drill holes or channel samples inside the interpreted limits of mineralized zones. Most intercepts in drill holes are complete (start and end points at zone limits) while most intercepts in old channel samples are incomplete since they do not cross the whole mineralized zones.

Table 10 compares the statistics of the current mineralized intercepts to those in the March 2007 resource study.  Mineralized intercepts are classified according to drill hole type (see Table 8). All together the cumulated length of mineralized intercepts increases by 26%. A large part of that increase is obviously coming from the new JA-07 holes (+606m i.e. 9% of the overall 26% increase) but a good deal of it is also coming from more intercepts defined in the old underground holes (+212m in 24 ST holes) and old channel samples (+709m in 318 channels)

At the same time, the proportion of the assayed portions of mineralized intercepts in the old drill holes is increasing. It goes from 86% to 93% for holes184E1 to 290E2, from 80% to 84% for holes 8310-1 to 9310-2 and from 89% to 96% for holes C1960-1 to C2540-2. Improvement in assay coverage is not as well marked for holes HC-1 to HC-16, HOSCO holes and ST underground holes with proportions of respectively 84%, 94% and 64%. Because of the large influence of the latter holes on those statistics, the overall assay coverage of mineralized intercepts in old holes improves by 5%, from 83% to 88%. Since missing assays within mineralized intercept limits are assumed to be zero grade, it means however that the dilution of intercept grade coming from those missing assays is reduced from 17% to 12%.

Overall mean grade of assayed portions does not change much (from 1.88 g/t Au to 1.87 g/tAu for uncut data) while overall mean grade of full intercepts (with dilution from missing portions set to zero) increases from 1.56 to 1.64 g/t Au (still uncut).

Although some assay intervals have a very high grade (maximum grade is a 1006 g/t but over a 18cm long interval), capping of the 20 intervals above 25 g/t (out of a total of 7109 intervals) to that limit does not change much the overall mean grade of mineralized intercepts with a gold metal loss of just 2.7%.

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Type	Old/New	Nb Intercepts	Cum. length Intercepts (m)	Nb. assays	Cum. Length assays (m)	%Assay.	Mean g/tAu uncut	Mean. g/tAu cut
1W to 26W	Old	50	618.9	469	575.0	92.9%	1.61	1.61
1W to 26W	New	50	632.1	477	586.8	92.8%	1.58	1.58
184E1 to 290E2	Old	26	490.9	356	422.9	86.1%	1.27	1.27
184E1 to 290E2	New	26	446.2	349	413.9	92.8%	1.29	1.29
79-1 to 80-56	Old	14	270.7	189	270.7	100.0%	1.31	1.31
79-1 to 80-56	New	15	275.9	192	275.9	100.0%	1.30	1.30
8310-1 to 9310-2	Old	66	678.8	623	540.2	79.6%	1.67	1.64
8310-1 to 9310-2	New	69	707.8	663	591.6	83.6%	1.56	1.53
C1960-1 to C2540-2	Old	81	1076.5	1162	961.0	89.3%	1.62	1.62
C1960-1 to C2540-2	New	89	1217.4	1322	1163.8	95.6%	1.54	1.51
C86-1 to C86-15	Old	23	374.6	411	370.1	98.8%	1.76	1.76
C1960-1 to C2540-2	New	28	415.4	439	414.6	99.8%	1.69	1.69
DR4921-01 to DR4955-185	Old	45	168	172	168	100.0%	2.29	2.29
DR4921-01 to DR4955-185	New	363	877.1	880	870.2	99.2%	2.35	2.33
HC-1 to HC-16	Old	20	327.6	220	271.9	83.0%	1.82	1.82
HC-1 to HC-16	New	21	326.9	224	276.4	84.6%	1.82	1.82
HOSCO-1W2 to 11W2	Old	37	497.9	397	466.7	93.7%	1.52	1.50
HOSCO-1W2 to 11W2	New	37	497.9	397	466.7	93.7%	1.52	1.50
ST-2M11 to ST-BZ-4	Old	111	2059.6	1404	1400.5	68.0%	2.66	2.53
ST-2M11 to ST-BZ-4	New	125	2271.9	1561	1580.3	69.6%	2.69	2.46
JA-07	New	42	606	605	606	100.0%	1.40	1.40
All	Old	473	6563.4	5403	5447.0	83.0%	1.88	1.84
All	New	865	8274.5	7109	7246.3	87.6%	1.87	1.82

Table 8: Mineralized intercepts in the Hosco sector and their assay data

For each type of drill hole or channel sample, table gives the number of mineralized intercepts and their cumulated length in meters. It also gives the number of assay intervals within the limits of mineralized intercepts and their cumulated length too (from those two numbers, one can easily deduce that assay intervals are generally 1m long). The ratio of the two cumulated lengths is the %Assay i.e. lengthwise the percentage of intercept material with a measured gold grade. Last two columns are for average gold grade of assay intervals, uncut and cut to a maximum of 25 g/t.

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17.1.1.4 Compositing of assay intervals within mineralized intercepts

Since original assay intervals do not have the same length and high assays tend to apply to rather short intervals (best example is the maximum grade of 1006 g/t over a 18cm interval), it is necessary to standardize the length of the grade “support” through numerical compositing before assigning grade to dimensionless “points” in the 3D space (the composite centers) in the block grade interpolation.

Since a majority of assay intervals in old and new drill holes have a length of 1m, this is naturally the composite length that comes to mind and it is actually the composite length which has been used in the March 2007 resource study.

Compositing is done down hole from the start of mineralized intercepts. As indicated in the previous section, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 0.5m length.  A total of 8275 valid 1m composites is defined in this manner.

Figure 21 shows the histogram and cumulative frequency plot of the calculated grade of those 1m composites. The 25 g/t cap limit for the grade of those 1m composites corresponds quite clearly to the first important gap of grade data in the top end of the distribution.

The grade of blocks in the final resource model for the Hosco sector of Joanna are interpolated from grades of 2m composites rather than 1m composites. It is felt that those longer composites better reflects the grade dilution of 2m thick blocks (see next). Those 2m composites are defined in the same way as 1m composites but with a minimum 1m composite length. The capping limit corresponding to the 25 g/t of 1m composite is 15 g/t.

Statistics of composite grades (old and new 1m and new 2m) are in Table 11. On that table, one can see the effect of additional drilling as well as re-assaying of some old drill hole portions (the increase of number of 1m composites by 23% plus the decrease of the proportion of 1m composites with zero grade from 15% to 12%) as well as the added grade dilution of 2m composites (less very low and very high grades than with 1m composites).

Composites	March 2007	October 2007	October 2007
Length (m)	1m	1m	2m
Number	6735	8275	4258
Percent zero grade	14.7%	11.6%	7.2%
Percent >=0.5g/t	71.3%	72.7%	78.1%
Percent >=1.0g/t	55.0%	55.9%	59.4%
Percent >=2.0g/t	27.2%	28.4%	28.2%
Percent >=5.0g/t	4.7%	4.4%	3.8%
Percent >=10.0g/t	0.9%	0.8%	0.6%
High cap (g/tAu)	25	25	15
Number capped	8	12	10
Mean uncapped (g/t Au)	1.60	1.65	1.67
Mean capped (g/t Au)	1.58	1.62	1.63

Table 9:  Statistics of composite grades in the Hosco sector

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Joanna - Hosco sector - Uncut g/tAu of 1m composites
Relative Freq
9.00
8.10
7.20
6.30
5.40
4.50
3.60
2.70
1.80
0.90
0.00
Au
0.010
0.026
0.069
0.182
0.480
1.265
3.330
8.768
23.083
60.773
160.000

Joanna - Hosco sector - Uncut g/tAu of 1m composites
Au
25 g/t
100
10
1
0.1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

Figure 21: Histograms of the uncut grade of 1m composites in Hosco sector

Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 25 g/t corresponds to the first inflexion of the line in the top end of grade data

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17.1.1.4 Spatial continuity of composite grades

Overall correlograms (i.e. all zones together) have been computed for the cut grade of 1m and 2m composites. They are computed in all directions together (average variogram with (distance)lag of 1m or 2m depending of composite size) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45o to south with lag of  1m or 2m depending of composite size) (2) the average horizontal strike (azimut N80o with 5m lags) (3) the average dip (dip of 50o to N350o with 5m lags) (4) the horizontal NS  (azimut N0o with lags of 5m).

Experimental curves and fitted models are shown on Figure 19. Correlograms are characterized by : (1) a significant relative nugget effect (50% for 1m composites and 40% for 2m composites) (2) a maximum range of 30m (3) an anisotropy with best continuity along dip (practical range of 25m) and worst continuity along direction perpendicular to dip and strike (practical range of 5m). Practical range along horizontal strike is just 12.5m.

17.1.1.5 Specific gravity data

Specific gravity to convert volumes into tonnages has been measured in up to 1255 core intervals of 6 of the new drill holes (JA-07-05, -06, -12, -17, -19 and –20). Measured values range from 2.26 to 3.07 t/m3 with a mean of 2.66 t/m3. Only 60 of those core intervals fall within limits of mineralized intervals. Measured values of specific gravity in those “mineralized” intervals range from 2.53 t/m3 to 2.79 t/m3 with the same mean of 2.66 t/m3. Given the rather narrow range of measured data, it looks like a fixed specifiv gravity of 2.66 t/m3 is a reasonable estimate to convert any mineralized volume into a mineralized tonnage. This fixed value is slightly less than the fixed 2.68 t/m3 used in the March 2007 resource estimation.

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Joanna - 08-2007 - All 1m composites
γABS,Au
SILL
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
Distance
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au
Variogram : Absolute
Date : 05-09-2007
File : myjoanna.gsd

Direction :	average	DH	strike	dip	NS
Azimuth :	45.00	180.00	80.00	350.00	0.00
Dip :	-45.00	-45.00	0.00	-50.00	0.00
Tolerance :	180.00	10.00	10.00	10.00	10.00
Lag Dist :	1.01	1.01	5.00	10.00	5.00

Gamma = N(0.5000) + S(0.4000, 25.0/12.5/5.0, 350.0/-55.0/0.0) + S(0.1000, 30.0/30.0/30.0, 0.0/0.0/0.0)

Joanna - 08-2007 - All 2m composites
γABS,Au
SILL
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
Distance
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au
Variogram : Absolute

Date : 05-09-2007
File : myjoanna2.gsd

Direction :	average	DH	strike	dip	NS
Azimuth :	45.00	180.00	80.00	350.00	0.00
Dip :	-45.00	-45.00	0.00	-50.00	0.00
Tolerance :	180.00	10.00	10.00	10.00	10.00
Lag Dist :	2.01	2.01	5.00	10.00	5.00

Gamma = N(0.4000) + S(0.5000, 25.0/12.5/5.0, 350.0/-55.0/0.0) + S(0.1000, 30.0/30.0/30.0, 0.0/0.0/0.0)

Figure 22: Correlograms of cut grades of 1m and 2m composites

Graphs shown are actually 1-correlogram so as to look like variograms.

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17.1.1.6 Resource block grade interpolation

Resources are estimated in each block 5m(EW)x2m(NS)x5m(Z) of a regular matrix with up to 475 columns (EW), 281 rows (NS) and 96 benches (Z) with its center within the limits of the mineralized zones. All together, we have 251,465 such blocks with some material below the overburden/bedrock contact surface.

The average gold grade of each block is interpolated by ordinary kriging from the grades of nearby 2m composites. Kriging from 1m composites as well as inverse distance from 1m and 2m composites have also been run for sensitivity purposes.

Block interpolation is done in three successive runs with relaxed search (for nearby composites) conditions from one run to the next until all 251,465 blocks are interpolated from the 4258 2m composites.

In the first interpolation run, the search ellipsoid has a long radius of 60m along dip (dip of 50o to N350o on the west side and dip of 55o to N350o on the east side), an intermediate radius of 30m along strike along horizontal strike (N80o azimut) and a short radius of 12m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the correlogram. It is also worth noticing that the long search axis is along dip whereas it was along strike in the March 2007 resource estimation. For a block to be interpolated in that first run, we need at least seven (7) 2m composites in at least 3 different holes or channel samples, with a maximum of 3 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 30 closest to the block. With those conditions, 78,235 blocks (31% of total) can be interpolated with interpolated grades ranging from 0.07 to 8.89 g/t and a mean of 1.58 g/t)

In the second interpolation run, the search ellipsoid keeps the same orientation but its size is increased from 60x30x12m to 120x80x40m (hence a slight reduction of the anisotropy). Minimum number of composites is reduced from 7 to 5 in at least two different holes or channel samples (maximum number of composites in the same hole or channel stays at 3) and absolute maximum number of composites retained in the search ellipsoid is increased from 30 to 40. With those conditions, 130,590 additional blocks (52% of total) can be interpolated with interpolated grade ranging from 0.06 to 8.10 g/t and averaging 1.36 g/t.

All remaining 42,640 blocks (17% of total) can be interpolated in a third and last run with a search ellipsoid of 240x180x100m size and same orientation as before, a minimum of 1 composite, a maximum of 3 composites in the same hole or channel and an absolute maximum of 50 composites. Interpolated grades for those blocks range from 0.58 to 3.35 g/t and average 1.67 g/t)

In the end, interpolated block values range from 0.07 to 8.89 g/t with a mean of 1.48 g/t. Block values on selected benches are shown on Figure 20.

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Figure 23: Interpolated block Au grade on selected benches of the Hosco sector

Only blocks in the Principal North and South zones (i.e. east of 8200E) are shown

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17.1.1.7 Resource classification

The classification of estimated resources in the Hosco sector takes into account several factors:

+ the spacing between surface drill holes : it ranges from more than 100m on the west side  down to 20m in the central part near the surface.  It is clear that all estimated resources of the west part (west of 8100E i.e. the so-called Northeast zones) stay in the inferred category. It is also clear that mineralized material recognized by drill holes on a 20m grid should be at least in the indicated category. Between those two extremes, we think that a 40m grid should be enough to delineate indicated resources (Figure 21).

+ the high concentration of underground sample data (holes and channels) in the central part of the Hosco sector, between sections 8500E and 9100E and above level 4850Z. We are of the opinion that the bulk of estimated resources in this part of the deposit should be at least in the indicated category.

+ the continuity of mineralized zone limits (“geological continuity” as opposed to “grade continuity” measured by the correlograms) from one drill section to the next. As a rule, we keep in the inferred category the estimated resources in small structures of limited lateral extension i.e. which show on a limited number of contiguous drill sections.

+ the consistency of mineralized intercepts in the new JA-07 holes and those in historical drill holes on the same drill sections.

As a first step, we classified each block of the resource model in a purely automatic manner similar to the way resources had been classified in the March 2007 resource estimation  :  resources of a block are tentatively put in the indicated category if there are at least seven (7) 2m composites in at least 3 different holes or channels  within a 40x40x10m ellipsoid centered on the block. The search ellipsoid used for automatic classification has the same orientation as the search ellipsoids used for block grade interpolation i.e. they dip 55o to the N350o. In the March 2007 resource estimation, the rule for indicated was slightly different i.e. at least eight(8)  1m composites in at least 4 different holes or channels within a 50x25x10m ellipsoid with the long axis along the N80o horizontal strike.

Next we “edit” this automatic classification and keep in the indicated category only the block of the Principal South zone between sections 8440E and 9240E above level 4830Z. In practice, it amounts to define a new solid polygon of indicated resources with limits in each bench (Figure 22).

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Figure 24: Long sections of North and South zones with surface hole intercepts

Left : North zone. Right : South zone. Each point represents the cumulated mineralized intercept in a surface hole. Circles/polygons around points correspond to « zones of influence » with a 28m maximum radius. With such a radius, there should not be any gap between holes on a 40m grid.  The black outline corresponds to the maximum extent of mineralization according to the mineralized envelope.  The red outline would be the limit of indicated resources in the South zone, just based on the 40m minimum spacing.

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Figure 25: Preliminary and final resource classification in the top benches

Red blocks  : indicated from preliminary automatic classification – Balck outline : final indicated

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17.1.1.8 Final resources for the Hosco sector of Joanna

New global resources for the Hosco sector are obtained by simply adding resources in each block of the new resource model with an interpolated grade above any given economic cut-off. In the next resource tables 10 and 11, the cut-off used is 0.5 g/t like in the March 2007 study but at this moment, we do not have any technical/economic studies to show that it is the cut-off, which may be used at the time of mining. Tally of blocks is done separately inside (=indicated) and outside (=inferred) the indicated solid presented in the previous section of this report. As indicated before, a fixed specific gravity of 2.66t/m3 is used to convert block volume (5x2x5 = 50m3 except for blocks cut by the overburden/bedrock surface in the top benches) into tonnage. The “historical” production of the old Hosco mine is simply subtracted from the indicated resources.

Most of the added 110,000 ounces of indicated resources does not originate from the new drilling but rather from a re-evaluation of the limits between indicated and inferred as explained in the previous section of this report.

The added 45,000 ounces of inferred resources is more the product of additional drilling (JA-07 holes) which allowed the extension of mineralized structures to depth.

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Bench	Z base	Indicated resources (>=0.5g/t) October 2007			Indicated resources (>=0.5g/t) Masrch 2007			Difference
		Tonnes	g/t Au	Oz Au	Tonnes	g/t Au	Oz Au	Oz Au
1	5005	0	0.00	0	0	0.00	0	0
2	5000	57,209	1.65	3,038	36,322	1.06	1,239	1,799
3	4995	133,752	1.44	6,194	78,055	1.40	3,515	2,679
4	4990	197,626	1.42	9,045	96,607	1.52	4,727	4,318
5	4985	242,060	1.44	11,242	114,302	1.59	5,841	5,401
6	4980	270,655	1.46	12,681	140,432	1.83	8,240	4,441
7	4975	299,516	1.46	14,061	179,024	1.67	9,625	4,436
8	4970	308,826	1.48	14,719	216,142	1.61	11,218	3,501
9	4965	320,796	1.49	15,371	247,096	1.56	12,404	2,966
10	4960	330,505	1.48	15,756	258,486	1.57	13,044	2,712
11	4955	334,761	1.49	16,044	248,168	1.62	12,900	3,145
12	4950	333,298	1.54	16,503	233,696	1.66	12,453	4,049
13	4945	337,820	1.60	17,325	234,500	1.75	13,180	4,144
14	4940	292,068	1.71	16,026	246,962	1.86	14,766	1,259
15	4935	303,373	1.71	16,655	236,510	1.96	14,938	1,716
16	4930	307,762	1.70	16,836	219,224	2.03	14,295	2,542
17	4925	311,885	1.69	16,938	191,754	1.96	12,086	4,853
18	4920	316,806	1.65	16,816	184,920	1.94	11,519	5,297
19	4915	316,673	1.64	16,697	177,818	1.98	11,314	5,382
20	4910	317,072	1.64	16,749	172,324	1.94	10,754	5,995
21	4905	285,019	1.69	15,486	151,420	2.00	9,747	5,739
22	4900	280,763	1.70	15,303	189,208	2.08	12,674	2,629
23	4895	279,034	1.70	15,237	225,388	2.02	14,626	611
24	4890	272,916	1.68	14,715	248,034	1.97	15,672	-957
25	4885	267,862	1.66	14,312	250,714	1.92	15,484	-1,172
26	4880	245,385	1.68	13,217	237,046	1.90	14,464	-1,247
27	4875	235,676	1.66	12,612	195,506	1.81	11,375	1,238
28	4870	230,755	1.69	12,501	132,526	1.81	7,694	4,807
29	4865	197,505	1.75	11,121	80,534	1.82	4,709	6,413
30	4860	189,791	1.75	10,657	61,640	1.79	3,538	7,119
31	4855	123,557	1.76	7,007	43,952	1.99	2,814	4,193
32	4850	107,198	1.82	6,258	28,274	2.13	1,934	4,324
33	4845	78,869	1.97	4,991	27,738	3.68	3,284	1,707
34	4840	64,904	1.96	4,089	26,130	1.74	1,463	2,626
35	4835	51,870	1.94	3,236	18,760	1.62	976	2,261
36	4830	30,324	2.13	2,076	9,112	1.43	418	1,658
37	4825	0	0.00	0	4,020	1.18	152	-152
38	4820	0	0.00	0	2,010	1.11	71	-71
39	4815	0	0.00	0	0	0.00	0	0
TOTAL		8,273,891	1.62	431,504	5,444,354	1.82	319,155	112,349
EXTRACTED		-46,000	6.58	-9,732	-46,000	6.58	-9,732
FINAL calculated		8,227,891	1.59	421,773	5,398,354	1.78	309,424	112,349
FINAL rounded		8.2M	1.6	420koz

Table 10: Indicated resources of Hosco sector above 0.5 g/t Au

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Bench	Z base	Inferred resources (>=0.5g/t) October 2007			Inferred resources (>=0.5g/t) March 2007			Difference
		Tonnes	g/t Au	Oz Au	Tonnes	g/t Au	Oz Au	Oz Au
1	5005	0	0.00	0	0	0.00	0	0
2	5000	40,397	1.45	1,887	39,614	1.97	2,515	-628
3	4995	158,797	1.30	6,655	205,997	1.59	10,538	-3,883
4	4990	261,749	1.38	11,589	285,879	1.52	13,931	-2,342
5	4985	303,079	1.42	13,840	324,323	1.43	14,904	-1,064
6	4980	313,142	1.43	14,430	324,524	1.42	14,767	-337
7	4975	303,506	1.44	14,055	299,088	1.46	14,045	9
8	4970	315,210	1.45	14,651	278,988	1.49	13,376	1,276
9	4965	325,185	1.45	15,205	278,050	1.54	13,755	1,450
10	4960	327,712	1.46	15,358	279,122	1.57	14,066	1,292
11	4955	327,446	1.49	15,681	302,572	1.60	15,555	126
12	4950	331,170	1.50	16,016	315,570	1.60	16,264	-248
13	4945	332,633	1.51	16,167	332,588	1.57	16,804	-637
14	4940	379,582	1.49	18,140	348,132	1.54	17,212	928
15	4935	377,188	1.49	18,063	388,600	1.46	18,296	-233
16	4930	380,912	1.51	18,446	422,100	1.45	19,690	-1,244
17	4925	384,902	1.51	18,679	447,694	1.45	20,881	-2,202
18	4920	375,725	1.52	18,380	475,298	1.45	22,135	-3,755
19	4915	376,922	1.54	18,630	467,928	1.50	22,514	-3,884
20	4910	395,675	1.53	19,465	486,286	1.56	24,376	-4,911
21	4905	445,683	1.51	21,639	512,550	1.62	26,754	-5,115
22	4900	453,929	1.50	21,824	499,150	1.52	24,443	-2,619
23	4895	448,210	1.50	21,681	466,320	1.54	23,029	-1,348
24	4890	467,894	1.53	22,977	436,974	1.56	21,928	1,049
25	4885	468,293	1.54	23,217	435,098	1.67	23,385	-169
26	4880	450,471	1.55	22,481	457,744	1.65	24,298	-1,817
27	4875	436,107	1.56	21,872	503,572	1.59	25,759	-3,887
28	4870	411,369	1.57	20,730	493,790	1.65	26,203	-5,473
29	4865	396,473	1.53	19,555	553,554	1.62	28,848	-9,293
30	4860	366,282	1.53	18,066	546,586	1.61	28,372	-10,306
31	4855	414,827	1.57	20,903	548,194	1.64	28,955	-8,051
32	4850	411,236	1.55	20,555	533,588	1.73	29,712	-9,157
33	4845	425,866	1.52	20,875	504,644	1.81	29,393	-8,518
34	4840	406,581	1.51	19,739	472,082	1.79	27,096	-7,357
35	4835	420,280	1.52	20,474	427,996	1.71	23,587	-3,113
36	4830	393,148	1.55	19,615	391,414	1.67	21,076	-1,461
37	4825	417,753	1.59	21,388	340,360	1.53	16,776	4,612
38	4820	420,679	1.61	21,791	331,114	1.45	15,417	6,374
39	4815	419,349	1.62	21,774	315,838	1.40	14,232	7,543
40	4810	416,822	1.62	21,769	293,728	1.43	13,479	8,290
41	4805	404,320	1.61	20,975	316,642	1.48	15,048	5,927
42	4800	401,660	1.57	20,330	314,364	1.48	14,910	5,420
43	4795	396,473	1.54	19,571	298,284	1.54	14,791	4,780
44	4790	384,104	1.49	18,412	283,544	1.59	14,532	3,879
45	4785	372,267	1.44	17,203	264,114	1.54	13,062	4,141
46	4780	367,080	1.42	16,813	254,868	1.53	12,538	4,275
47	4775	358,834	1.42	16,357	246,158	1.52	12,004	4,353
48	4770	355,243	1.41	16,097	250,446	1.47	11,829	4,269
49	4765	359,233	1.38	15,990	229,140	1.40	10,318	5,671
50	4760	344,470	1.34	14,884	224,718	1.34	9,713	5,171
51	4755	328,111	1.31	13,774	216,544	1.36	9,448	4,326
52	4750	321,062	1.29	13,318	195,506	1.37	8,613	4,705
53	4745	309,092	1.28	12,765	220,028	1.31	9,301	3,464

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54	4740	295,792	1.27	12,075	217,214	1.36	9,464	2,611
55	4735	288,610	1.27	11,751	224,316	1.39	10,059	1,693
56	4730	281,561	1.27	11,502	208,236	1.38	9,241	2,262
57	4725	273,182	1.27	11,182	198,990	1.39	8,880	2,302
58	4720	269,059	1.28	11,110	180,766	1.48	8,596	2,514
59	4715	256,956	1.29	10,675	166,428	1.69	9,058	1,617
60	4710	240,464	1.29	9,972	180,364	1.83	10,591	-619
61	4705	246,848	1.30	10,298	178,890	1.79	10,277	22
62	4700	249,508	1.31	10,522	164,418	1.74	9,223	1,298
63	4695	243,656	1.31	10,297	156,244	1.62	8,138	2,158
64	4690	230,090	1.34	9,925	151,152	1.50	7,281	2,644
65	4685	220,381	1.36	9,663	137,484	1.48	6,527	3,136
66	4680	214,662	1.38	9,515	116,044	1.54	5,741	3,773
67	4675	191,387	1.42	8,708	96,078	1.73	5,342	3,365
68	4670	173,432	1.45	8,111	107,870	1.78	6,180	1,931
69	4665	157,738	1.53	7,761	107,602	1.89	6,550	1,211
70	4660	134,197	1.59	6,846	97,284	1.97	6,170	677
71	4655	119,035	1.58	6,054	88,440	2.04	5,796	258
72	4650	104,937	1.54	5,182	75,442	2.08	5,046	136
73	4645	90,573	1.47	4,267	66,732	2.09	4,493	-226
74	4640	76,342	1.45	3,553	54,002	2.16	3,747	-193
75	4635	70,756	1.46	3,313	41,942	2.09	2,824	489
76	4630	67,165	1.48	3,189	35,510	2.11	2,413	776
77	4625	67,431	1.49	3,233	31,222	2.06	2,065	1,168
78	4620	66,234	1.46	3,118	28,006	2.04	1,837	1,282
79	4615	63,042	1.45	2,932	24,522	1.95	1,541	1,391
80	4610	61,313	1.39	2,745	20,502	1.50	986	1,759
81	4605	57,722	1.37	2,538	0	0.00	0	2,538
82	4600	51,072	1.33	2,186	0	0.00	0	2,186
83	4595	48,279	1.29	2,006	0	0.00	0	2,006
84	4590	39,634	1.21	1,536	0	0.00	0	1,536
85	4585	31,122	1.11	1,107	0	0.00	0	1,107
86	4580	21,546	1.13	782	0	0.00	0	782
87	4575	19,817	1.13	718	0	0.00	0	718
88	4570	16,625	1.15	613	0	0.00	0	613
89	4565	14,896	1.20	576	0	0.00	0	576
90	4560	14,497	1.21	564	0	0.00	0	564
91	4555	14,231	1.21	553	0	0.00	0	553
92	4550	12,901	1.19	495	0	0.00	0	495
93	4545	9,576	1.18	363	0	0.00	0	363
94	4540	7,182	1.16	268	0	0.00	0	268
95	4535	3,325	1.18	126	0	0.00	0	126
96	4530	798	1.23	32	0	0.00	0	32
TOTAL		24,321,708	1.47	1,146,685	21,836,706	1.57	1,102,542	44,143
EXTRACTED		0	0.00	0	0	0.00	0
FINAL calculated		24,321,708	1.47	1,146,685	21,836,706	1.57	1,102,542	44,143
FINAL rounded		24.3M	1.5	1150koz

Table 11: Inferred resources of Hosco sector above 0.5 g/t Au

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17.1.1.9 Sensitivity of estimated resources for the Hosco sector

In the course of the resource estimation for the Hosco sector of Joanna, several resource models and classification schemes have been built. Table 12 shows the results of some of those models in terms of calculated indicated and inferred resources above the usual cut-off of 0.5 g/t. Top line shows the estimated resources of March 2007 when block interpolation was done by inverse distance from 1m composites and block resources were classified in an automatic manner. Bottom line shows the current estimate with interpolation by ordinary kriging from 2m composites and classification using an indicated solid with limits on each bench.

From that table, it appears that we have little difference between global estimates when we switch from inverse distance to ordinary kriging or when we switch from 1m composites to 2m composites.

Date	Int.	Class.	Indicated resources			Inferred resources
			Tonnes	g/tAu	OzAu	Tonnes	g/tAu	OzAu
03-07	ID1	Auto	5,398,354	1.78	309,424	21,836,706	1.57	1,102,542
10-07	ID1	Auto	5,730,782	1.68	309,484	25,703,842	1.58	1,307,216
10-07	OK1	Auto	5,865,347	1.70	319,809	26,337,463	1.51	1,275,254
10-07	ID1	Solid	7,933,295	1.63	416,005	23,518,156	1.59	1,202,185
10-07	OK1	Solid	8,169,619	1.63	428,508	24,224,186	1.52	1,181,261
10-07	OK2	Solid	8,273,891	1.59	421,773	24,321,708	1.47	1,146,385

Table 12: Comparison of various resources estimates above 0.5 g/t for the Hosco sector

Date : 03-07 = March 2007 estimation; 10-07 = October 2007 estimation

Int. = grade interpolation method. ID1 = inverse distance from 1m composites, OK1 = ordinary kriging from 1m composites, OK2 = ordinary kriging from 2m composites

Class. = classification method. Auto. = automatic with search conditioms around each block. Solid = through a solid of indicated with limits on each bench

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17.1.2 Resources of the old Heva sector – West block including Vantex

For resource computation purposes, the Heva sector corresponds to that part of the property between coordinates 4660E and 6575E of the local grid

17.1.2.1 Data used

The drill hole database used for resource estimation of the Heva sector of Joanna is in file JoannaHeva_update_Geostat_04_06_07.mdb dated June 4th, 2007. That database has information for 838 drill holes and channel samples from all over Joanna.  For the Heva sector, we can extract from that database 458 drill holes and underground channel samples with a collar between coordinates 4660E and 6575E of the local grid. It is important to mention than holes drilled in 2005 on Vantex claims are not include into the current resource estimate.

17.1.2.2 Mineralized envelope

Similar to the March 2007 resource estimation of the Hosco sector, resources in the Heva sector are limited to mineralized solids, the limits of which are defined at a low cut-off (from 0.5 to 1.0 g/t) on drill sections.  Limits on drill sections are then connected through limits on level maps at 10m vertical intervals from elevation 5007.5 down to elevation 4687.5 (maximum of thirty two (32) 10m-benches i.e. a 320m maximum depth). The mineralized zones are disseminated sulfide corridors with thin quartz veins varying continuous laterally and at depth.

The interpretation of the mineralized structures has started from well documented levels with underground works at 121m (4882mZ) and 201m(4802mZ) below surface, other levels exist but are not document with assay data. Surface elevation of the swamp GML mining grid is at 5,003m. The general strike orientation of the zones is Azimuth 260° with a dip of 63° to the northwest. Some of the zones are connected and disconnected depending of the elevation with respect to the Cadillac fault, which the zones never cross. The presence of underground openings from the former exploration work has been taken into account during the mineral resource estimation. Production records have been excluded of tonnage from the final resources estimation instead of cutting the underground volumes.

The mineralization of the west block(Heva) at Joanna property is divided into three sectors which are ZP principal zone, ZE east zone and ZW these mineralized corridors are South of the Cadillac fault and the old Heva shaft in terms of East and West.  Many zones or limbs exist in the modeling. The following figure presents the zones at 4925m elevation.

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Figure 26: Plan view of the zones at 4925 elevation

Next figure illustrates the existing underground openings of the old Heva mine. Next figure illustrates the interpreted mineralized zone limits on sections.

Figure 27: Old underground workings and drill holes in the Heva sector of Joanna

In the figures, X is east, Y is north and Z is elevation (coordinates in meters) Top = plane view.

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Figure 28: Typical mineralized zone limits on section 5315E with drill holes (Heva sector)

Figure 29: Isometric view looking North-East of interpretation on sections

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17.1.2.3 Mineralized intercepts

Mineralized intercepts are that part of drill holes or channel samples inside the interpreted limits of mineralized zones. Most intercepts in drill holes are complete (start and end points at zone limits) while most intercepts in old channel samples are incomplete since they do not cross the whole mineralized zones.  There are 454 from-to limits. Here is a sample of the intercept limit file which is in appendix.

Figure 30: Sample of the mineralized zone limit file

Overall length weighted average of the mineralized intercept is 1.83 g/t Au (uncut).

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17.1.2.4 Compositing of assay intervals within mineralized intercepts

Since original assay intervals do not have the same length and higher assays tend to apply to rather short intervals, it is necessary to standardize the length of the grade “support” through numerical compositing before assigning grade to dimensionless “points” in the 3D space (the composite centers) in the block grade interpolation.

Since a majority of assay intervals in the previous operator drill holes have a length of 1m or close to it, this is naturally the composite length that comes to mind and it is actually the composite length which has been used in the March 2007 resource study for Hosco sector and which will be used in the Heva sector (west block Joanna).

Compositing is done down hole from the start of mineralized intercepts. Any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 0.5m length.  A total of 2681 valid 1m composites is defined in this manner.

The following figures are showing the histogram and cumulative frequency plot of the calculated grade of those 1m composites. The 25 g/t cap limit for the grade of those 1m composites corresponds quite clearly to the first important gap of grade data in the top end of the distribution.

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===============================================

 STATISTICS FOR  Augt

===============================================

                Regular         Log

 Minimum Value      0.0000         -4.6052

 Percentile 5%      0.0000         -1.3093

 16%                0.2700         -0.6733

 50%                1.0300          0.2151

 84%                2.8700          1.1282

 95%                5.8300          1.8213

 Maximum Value     83.0000          4.4188

 #Samples        2681

 Average         1.9831

 Variance        16.6508

 Std. Dev.       4.0805

 Coef of Var.    2.0577

 Skewness        8.8376

 Kurtosis        119.7067

 #Log Samples    2370

 Log Average     0.2242

 Log Variance    1.0424

 Log Std. Dev.   1.0210

 Log Mean        2.1072

 Log Skewness    0.0087

 Log Kurtosis    4.6931

Table 13:  Statistics of 1m composite grades in the Heva sector

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Joanna - Heva West Block 1m composites - Log

Relative Freq
11.94
10.75
9.55
8.36
7.16
5.97
4.78
3.58
2.39
1.19
0.00
0.001
0.003
0.010
0.030
0.093
0.288
0.894
2.776
8.615
26.741
83.000
Augt

Figure 31: Histograms of the uncut grade of 1m composites in Heva sector

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Joanna - Heva West Block 1m composites - Log

Augt
100
10
1
0.1
0.01
0.001
Cumulative Freq [%]
0.01
0.2
1
2
5
10
20
30
50
70
80
90
95
98
99
99.8
99.99

Figure 32: Cumulative frecquency of the uncut grade of 1m composites in Heva sector

The cap limit of 25 g/t corresponds to the first inflexion of the line in the top end of grade data

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17.1.2.4 Spatial continuity of composite grades

Overall correlograms have not been computed for the 1m composites for this sector.

17.1.2.5 Specific gravity data

Specific gravity to convert volumes into tonnages is a fixed value of 2.68 t/m3 similar to the one used in the March 2007 resource estimation for the Hosco sector.

17.1.2.6 Resource block grade interpolation

Resources are estimated in each block 5m(EW)x2m(NS)x10m(Z) of a regular matrix with up to 561 columns (EW), 501 rows (NS) and 32 benches (Z) with its center within the limits of the mineralized zones. All together, we have 251,465 such blocks with some material below the contact surface. The block model is cut by the topography.

The average gold grade of each block is interpolated by inverse of the distance from the grades of nearby 1m composites. Since it is the first model, we have used similar parameters and method of interpolation of grades like in the first estimates of the Eastern Hosco block.

Table 14: West block (Heva) block model grid configuration

A single interpolation run was done. The search ellipsoid has a long radius of 250m along strike (axis 260-80 degrees north horizontal), an intermediate radius of 150m along the dip at 58 degrees north( axis 350-170 degrees noth dipping 58 to the north) and a short radius of 20m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the geometry of the zone. It is also worth noticing that the long search is along strike similar to the first Hosco March 2007 resource estimation report. Future exploration drilling could provide sufficient data to change the main axis as in the latest estimation of Hosco.

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For a block to be interpolated, we need at least one (1) 1m composites, with a maximum of 2 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 8 closest to the block. With those conditions, 37,981 blocks can be interpolated.

Block values on selected benches are shown on following figure.

Figure 33: Interpolated block Au grade on selected benches of the Heva sector

Only blocks in the Principal and West zones (i.e. east of 5850E) are shown from top to bottom the bench elevation shown are

4862.5  4912.5 and 4962.5mZ.

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17.1.2.7 Resource classification

The classification of estimated resources in the Heva sector is based on sample proximity factor and geological continuity.

We classified each block of the resource model in a purely automatic manner. This is similar to the way resources had been classified in the March 2007 resource estimation:  resources of a block are put in the indicated category if there are at least eight (8) 1m composites in at least 4 different holes or channels within a 150x50x15m ellipsoid centered on the block.

The search ellipsoid used for automatic classification has the similar orientation as the search ellipsoids used for block grade interpolation but we have had a light dip to the strike 15 degrees west and the dip of the ellipsoid changes from 58 to 55 degrees.

Figure 34: Resource classification of the 4912.5mZ bench

Red blocks : indicated resources – Blue blocks : Infered

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17.1.2.8 Resources for the Heva sector of Joanna

Resources for the Heva sector are obtained by simply adding resources in each block model with an interpolated grade above any given economic cut-off. In the next resource tables,  the resources are tabulated by sectors within the west sector since the deal with Vantex was not completed at the moment of processing the resources of existing Aurizon mining claims in the west block. Now with the agreement with Vantex, 75% of the Vantex claims block and 25% to Stellar the tabulation may now show the total resources of the western block Heva sector.

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Joanna-HEVA All properties including Vantex			
	RESOURCE ESTIMATION HISTORICAL DATA- Classified Au Capping at 25g/t			
	July 15th 2007		C.Duplessis	
	From 4660East to 6575East GML		Surface to 150m deep 0.5g/t cut-off	
			150 to 300m deep 1.5 g/t cut-off	
	FOR PUBLIC DISCLOSURE		SG 2.68	
				31.103
Class	Cut-off	Tonnes	Au g/t	Onces
Indicated	0.5	1 882 164	1.82	110 135
Inferred	0.5	2 808 104	1.68	151 677
Indicated	1.5	1 215 916	2.54	99 297
Inferred	1.5	1 457 116	2.37	111 030
Tot.Indicated	combined	3 098 080	2.10	209 432
Tot Inferred	combined	4 265 220	1.92	262 707
	Historic mining not excluded from these numbers.			

	Joanna-HEVA VANTEX PROPERTY ONLY			
	RESOURCE ESTIMATION HISTORICAL DATA- Classified Au Capping at 25g/t			
	July 15th 2007		C.Duplessis	
	From 5000East to 5520East GML		Surface to 150m deep 0.5g/t cut-off	
			150 to 300m deep 1.5 g/t cut-off	
	FOR PUBLIC DISCLOSURE			
				31.103
Class	Cut-off	Tonnes	Au g/t	Onces
Indicated	0.5	684 204	2.03	44 656
Inferred	0.5	818 472	1.49	39 209
Indicated	1.5	743 968	2.60	62 191
Inferred	1.5	757 100	2.57	62 558
Tot.Indicated	combined	1 428 172	2.33	106 847
Tot Inferred	combined	1 575 572	2.01	101 767
	Historic mining not excluded from these numbers.			

	Joanna-HEVA AURIZON PROPERTY (excluding Vantex)			
	RESOURCE ESTIMATION HISTORICAL DATA- Classified Au Capping at 25g/t			
	July 15th 2007		C.Duplessis	
	From 4660East to 5000East GML		Surface to 150m deep 0.5g/t cut-off	
	From 5000East to 6575East GML		150 to 300m deep 1.5 g/t cut-off	
	FOR PUBLIC DISCLOSURE			
				31.103
Class	Cut-off	Tonnes	Au g/t	Onces
Indicated	0.5	1 197 960	1.70	65 479
Inferred	0.5	1 989 632	1.76	112 468
Indicated	1.5	471 948	2.45	37 106
Inferred	1.5	700 016	2.15	48 472
Tot.Indicated	combined	1 669 908	1.91	102 585
Tot Inferred	combined	2 689 648	1.86	160 940

Table 15: Resources tables Joanna (Western block-Heva )

A fixed specific gravity of 2.68t/m3 is used to convert block volume (5x2x10 = 100m3 except for blocks cut by the topographic surface in the top benches) into tonnage. The “historical” production of the old Heva mine is not subtracted from the indicated resources in the above tables.

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17.1.3 Mineral resources of the whole property East+West block

In order to summit the global updated resource of the Joanna property all the sectors have been added together according to their respective classification.

Results of the updated estimate are as follows:

UPDATED MINERAL RESOURCES ESTIMATE

		Sep-07			August, 2007
		Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Indicated Resources	East block	8,200,000	1.6	420,000	5,398,000	1.8	309,000
	West block	1,670,000	1.9	103,000	1,669,908	1.9	103,000
	Heva	1,428,000	2.3	107,000	-	-	-
	Block *
	Total	11,298,000	1.7	630,000	7,067,908	1.8	412,000
Mineral Inferred Resources	East block	24,300,000	1.5	1,150,000	21,838,000	1.6	1,100,000
	West block	2,689,000	1.9	161,000	2,689,000	1.9	161,000
	Heva block *	1,576,000	2	102,000	-	-	-
	Total	28,565,000	1.6	1,413,000	24,527,000	1.6	1,261,000

•

* Including Stellar Pacific Venture Inc.'s 25% interest

Table 16: Joanna total updated mineral resources classified

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 86

17.2 Mineral reserves

Within the mandate of this study, there is no mineral reserves statement and calculation.

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18- Other Relevant Data and Information

18.1 Geotechnical investigation of the overburden

At the request of Aurizon, Geostat has provided a geotechnical investigation program for characterization of the overburden. The program’s aim is to define material behavior for overburden slope design in a future open pit design in addition to providing preliminary data on the hydrogeology of the sector of interest.

During the site visit with Aurizon’s geologist, Elise Bourgault, the author also visited the diamond drilling site and geotechnical drilling site as seen on the following picture.  The winter conditions were extremely cold during the week of the site visit.

Figure 35: Geotechnical drilling at Joanna

The geotechnical investigation is completed and Geolab Inc. has prepared a first technical advice report in relation to overburden slope to use in excavations. Recommendations of slopes in overburden are in the 4 Horizontal  to 1 vertical down to 5 to 1 in the sensitive clay layer. Investigation of underground water pressure and hydrogeology will have to be addressed prior to excavation of overburden since saturated sand layer was observed under the clay layer in some holes.

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19- Interpretation and Conclusions

1.

The imperial and metric system were used with different coordinate systems in the Hosco and Heva sectors of the Joanna gold property but all the data has been converted to metric system into the same coordinate system (GML). All measurements in this report are presented in meters (m), metric tonnes (tonnes), grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise.

2.

The Joanna property (formerly Hosco and Heva mines) is located 20 km east of the town of Rouyn-Noranda.

3.

Aurizon Mines Ltd. has an option on the Joanna claims from 90567 Canada Inc. . The property in 2006 was made up of 67 mining claims forming a regular block with an enclave (Vantex) and covering an area of around 1580 hectares.  The property, including the 2007 acquisitions, is now made up of 92 claims, covering an area of 2,608 hecatres.

4.

The property is accessible from Rouyn-Noranda or Val d’Or by road. Highway 117 leads to gravel roads leading to the old shaft concrete slabs of both old Hosco and Heva mines.

5.

The property is near the city of Rouyn-Noranda ( 39,000 approximate population). This city is a regional center. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation.

6.

The Joanna property is on the famous Cadillac break. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups

7.

Gold mineralization is composed of disseminated sulfides (pyrite, arsenopyrite, pyrrhotite) in deformation and silicified zones along the Cadillac fault. Small quartz veins of a few centimetres to a metre wide are encountered in these zones.

8.

The Au disseminated mineralization is found in a strongly alterated and deformed corridors, with an azimuth of N260˚ and a dip 55° to the north-west. These mineralized corridors have an average horizontal width of 20 meters and they can be found over a length greater than 1200 meters.

9.

In the Hosco sector, five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.

10.

In the Hosco sector, mineralized intercepts are found in 181 surface holes (including 20 drilled in 2007), 101 old underground holes and 362 old underground channels. All the information for those holes has been converted to digital format.

11.

Old core exists and has been sampled and resampled. The 26 new holes drilled by Aurizon in 2007 in the Hosco sector (East block) are used in the modeling and estimation of resources of that sector for the purposes of this report.

12.

The Joanna mineral resources in this report were estimated by Geostat qualified persons using digital block models.  The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation (1) with ordinary kriging in 5mE x2mN x 5mZ regular blocks in the old Hosco sector (2) with inverse distance in 5mEx2mNx10mZ regular

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blocks in the old Heva sector. Specific gravity used is 2.66 t/m3 in the Hosco sector and 2.68 t/m3 in the Heva sector.

13.

Geostat has defined capping levels of 25 g/t on the 1m 3D composites at Heva and 15 g/t on the 2m 3D composites at Hosco.

14.

Drilling has confirmed extension of the resources at depth

15.

There are several gold intersection on the north and on the south that we not taken into account in the resources because they were isolated.

16.

As of October 29, 2007, based on diamond drill hole and underground data available end of June 2007,  mineral resources at the Joanna gold deposit are as follows:

Sector	Category	Tonnage (Mt)	Grade (g/tAu)	Metal (kozAu)
Hosco	Indicated	8.20	1.6	420
Hosco	Inferred	24.3	1.5	1150
Heva	Indicated	3.098	2.1	209
Heva	Inferred	4.265	1.9	263
Total	Indicated	11.3	1.7	630
Total	Inferred	28.6	1.5	1410

Hosco : resources above 0.5 g/t from a block model with about 250k blocks 5m(EW)x2m(NS)x5m(Z) within mineralized solids with limits interpreted on drill sections and levels at 5m vertical intervals. The gold grade of each block is interpolated by ordinary kriging from the grades (cut to 15 g/t) of about 4250 2m composites. Composites are defined along mineralized intercepts in 181 surface holes (including 20 holes drilled in 2007), 101 old underground holes and 362 old underground channel samples.  Indicated resources are restricted to the top portion (between elevations 4850 and 5000) of the Principal South zone between sections 8400E and 9200E. They are corrected to account for historical production of 46,000t at 6.58 g/t i.e. 9732 ozAu in the old Hosco underground mine. Resources are calculated with a fixed density of 2.66 g/t.

Heva : resources above 0.5 g/t (for depth down to 150m) and above 1.5 g/t (for depth from 150m to 300m) from a block model with about 40k blocks 5m(EW)x2m(NS)x10m(Z) within mineralized solids with limits interpreted on drill sections and levels at 10m vertical intervals. The gold grade of each block is interpolated by inverse distance from the grades (cut to 25 g/t) of about 2700 1m composites. Resource classification is done in an automatic manner from minimum search criteria for composites around each block. Base of overbuden set to elevation 4997.5m. Fixed density of 2.68 t/m3.

17.

The Joanna gold property is a property of merit and additional work should be done.

18.

The current estimation of resources is still affected by the inclusion of zero grades in unsampled intervals of the core holes.

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 90

20- Recommendations

•

The authors consider that there is considerable potential to increase the mineral resources on the property and potential to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

•

The authors recommend that Aurizon conduct further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

•

The authors recommend that Aurizon conducts an exploration drilling program to find other near surface gold concentrations along the Cadillac structure. Another objective is to explore at depth the down dip extension of previously identified mineralized trends to verify a possible gold enrichment based on the regional discovery pattern. Aurizon should also put effort on pusuing a high grade zone north of the actual known zones which has been hit on the western and eastern blocks.

•

The authors recommend that Aurizon conducts exploration works including geochemistry, geophysics, trenching and drilling on previously unexplored areas of the property possibly hosting the Blake River limit.

The authors recommend the following work programs:

•

Continuation of the current drilling program which includes a combination of near surface and deeper targets

o

Commencing a 18,000 meters infilling drilling on Hosco area to increase the current resources inventory and test the lateral extension westward and eastward for approx. $1.7Million

o

Completing the exploration drilling program in the Heva area to define new targets around known resources.

o

Planning a deep exploration program in the down plunge extension of the Hosco deposit for approximatly $1.5Million.

•

 Carry out different preparatory and orientation work on previously unexplored area of the Joanna and Henricksen properties for developing new targets.

o

Completing the geophysical coverage of the property for approximately $75 000.

o

Completing geological mapping and hammer prospecting.

o

Should the first prospecting results prove to be significant, carry out a trenching and shallow drilling program for approximatly $100 000.

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 91

•

Carry out mineralogical studies and metallurgical testing on the new core coming from the Hosco area for approximatly $60 000.

•

The authors recommend that Aurizon carries out a preliminary economic assessment once current drilling and metallurgical testing are completed to determine the potential economic value of the property.

•

If warranted,  the Certificates of Authorization required for a bulk sample, in the 50,000 to  100,000 tonnes range and for potential commercial mine production , should be prepared as soon as possible, since obtaining the requisite government approvals can take considerable time.

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 92

21- References

This table is made from the current used and available documents.  These documents are available for consultation if required on hard copy or electronic format files.

TITLE
Report: Description des propriétés le long de la faille Larder Lake-Cadillac Secteur des mines Heva, Hosco et New Rouyn Merger by Ghislain Fournier January 2006
Report on the Hosco Property by Jean Descarreaux P.Eng. March 1985
An Investigation of the Recovery of Gold from Hosco Heva project sample For GML by LakeField 1987
Annual Report Heva Gold Mines
Heva Cadillac Gold Mines LTD., GM- 10957-C, DDH. LOGS 3E - 13E and HV 5W - HV 40W
Hosco Gold Mines LTD., Underground Diamond Drilling '3' - Indicates third (500) ' level, '2' - Indicates second (350) level, st - 2m11 to st- 2m90 and st - 3m1 to st - 3m99 - A. (K)
1987-88 Exploration Program #2 Hosco - Heva Property Joannes Township, Quebec
Campagne de sondage 1979 - 1980 secteur HOSCO (copie de terrain)
HOSCO (10 -491), Trous de surface, logs originaux, HC1 à HC25, 1w à 26w, HOSCO 1w2 à 11w2, HOSCO 1w3 à HOSCO Tw3. (P)
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA (surface), P -1 à P - 8, SP-0; SP-00; SP-1; 388; 389; 399. (J)
HÉVA 10 -491, Campagne de sondages 80 - 40 à 80 - 48 (originaux). ( E )
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA (souterrain), Niveau 400': U-400-2 à U-400-13, U-400-15 à U-400-20, U-400-23 à U-400-34, U-500-1 à U-500 -3. (M)
HÉVA 10 -491, Campagne Hiver 1981, Sondages 81 -1 à 81 -17 (inclusivement). ( G )
HÉVA 10 -491, Campagne de Sondages 80 - 49 à 80 - 56; 80 - 57, 58 transféré à 10 - 922, (originaux). ( F )
Journal des sondages
HÉVA 10 -491, HOSCO Gold Mines LTD., Niveau 500': 3M58 à 3M83, 3M91 à 3M109, 3M113 à 3M116; Niveau 350': 2M50 à 2M57, 2M84 à 2M90
GM - 00735 - B
GM-00735 BP00001 .tif and GM-00735-B P01.pdf
GM-00735 BP00002 .tif and GM-00735-B P02.pdf
GM 00735-B.pdf
Aurizon Projet Joanna
longitudinale5k.dwg, Projet Joanna Longitudinale
plan4500_900n(heva).dwg, Projet Joanna Plan Surface
plan8200e_1000n(hosco).dwg, Projet Joanna Plan Surface

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 93

plan_surface5k.dwg, Projet Joanna Plan Surface
section 8500 me inf125m.dwg, Section 8500 mE (inf + ou - 12.5m)
section 8525 me inf125m.dwg, Section 8525 mE (inf + ou - 12.5m)
section 8550 me inf125m.dwg, Section 8550 mE (inf + ou - 12.5m)
GM42527_cd1
GM42527.pdf, Louvicourt mining management company ltd agent for Norgold Management Company Ltd
gm42527p001.PDF and Gm42527p001.tif, Bloc ''F'' , Projet 10-491, Localisation des sondages
gm42527p002.PDF and Gm42527p002.tif, Lentille ''B'', Section Longitudinale
gm42527p003.PDF and Gm42527p003.tif, Lentille ''C'', Section Longitudinale
gm42527p004.PDF and Gm42527p004.tif, Lentille ''D'', Section Longitudinale
gm42527p005.PDF and Gm42527p005.tif, Section 184-E-1, Projet 10-491
gm42527p006.PDF and Gm42527p006.tif, Section 1940 Est
gm42527p007.PDF and Gm42527p007.tif, Section 1940 Est, Projet 10-491
gm42527p008.PDF and Gm42527p008.tif, Section 1980 Est, Projet 10-491
gm42527p009.PDF and Gm42527p009.tif, Section 2020 Est
gm42527p010.PDF and Gm42527p010.tif, Section 2020 Est, Projet 10-491
gm42527p011.PDF and Gm42527p011.tif, Section 2060 Est
gm42527p012.PDF and Gm42527p012.tif, Section 2060 Est, Projet 10-491
gm42527p013.PDF and Gm42527p013.tif, Section 2300 Est, Projet 10-491
gm42527p014.PDF and Gm42527p014.tif, Section 2320 Est, Projet 10-491
gm42527p015.PDF and Gm42527p015.tif, Section 2780 Est
gm42527p016.PDF and Gm42527p016.tif, Section 2840 Est
gm42527p017.PDF and Gm42527p017.tif, Section 2900 Est
GM 47086
GM47086.pdf, Results of the 1984 Diamond drilling campaign and estimate of reserves on the Heva property, Rouyn-Noranda area for New Goldcore Ventures AND Amberquest Resources Ltd
Gm47086p00001.tif, Compilation Vein A, Longitudinal projection
Gm47086p00002.tif, Compilation Vein A2, Longitudinal projection
Gm47086p00003.tif, Compilation Vein B2, Longitudinal projection
Gm47086p00004.tif, Compilation Vein C, Longitudinal projection
Gm47086p00005.tif, Lens A

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Gm47086p00006.tif, Lens A
Gm47086p00007.tif, Lens A
Gm47086p00008.tif, Lens A
Gm47086p00009.tif, Lens A
Gm47086p00010.tif, Lens A2
Gm47086p00011.tif, Lens A2
Gm47086p00012.tif, Lens B
Gm47086p00013.tif, Lens B
Gm47086p00014.tif, Lens B2
Gm47086p00015.tif, Lens B2
Gm47086p00016.tif, Lens C
Gm47086p00017.tif, 0 + 50W
Gm47086p00018.tif, 1 + 50W
Gm47086p00019.tif, 1 + 70W
Gm47086p00020.tif, 2 + 50W
Gm47086p00021.tif, 3 + 20W
Gm47086p00022.tif, 3 + 50W
Gm47086p00023.tif, 4 + 25W
Gm47086p00024.tif, 5 + 25W
Gm47086p00025.tif, 5 + 75W
Gm47086p00026.tif, 0 + 50E
Gm47086p00027.tif, 1 + 34E
Gm47086p00028.tif, 2 + 30E
Gm47086p00029.tif, 3 + 50E
Gm47086p00030.tif, 4 + 10E
Gm47086p00031.tif, 4 + 60E
Gm47086p00032.tif, 5 + 21E
Gm47086p00033.tif, 5 + 55E
Gm47086p00034.tif, 6 + 66E
Gm47086p00035.tif, 7 + 53E
Gm47086p00036.tif, 8 + 22E
Gm47086p00037.tif, 8 + 42E
Gm47086p00038.tif, 13 + 00E
Gm47086p00039.tif, 14 + 30E
Gm47086p00040.tif, 16 +00E
Gm45180_cd1
GM45180.pdf, 1986-87 Exploration program on the Hosco-Heva property of Eastern Mines LTD and Silver Sceptre Resources LTDJoannes Township, Québec
gm45180p001.PDF and Gm45180p001.tif, Property Geology
gm45180p002.PDF and Gm45180p002.tif, Heva Block schematic section 5100 E
gm45180p003.PDF and Gm45180p003.tif, Claim Map
gm45180p004.PDF and Gm45180p004.tif, Surface Plan / Plan de localisation
gm45180p005.PDF and Gm45180p005.tif, Echantillonnage niveau SUB ''B'' EL: 4955

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gm45180p006.PDF and Gm45180p006.tif, Echantillonnage niveau SUB ''B'' TB-B-901-N EL: 4955
gm45180p007.PDF and Gm45180p007.tif, Echantillonnage niveau SUB ''C'' EL: 4933
gm45180p008.PDF and Gm45180p008.tif, Echantillonnage niveau SUB ''C'' TB-C-900-N EL: 4933
gm45180p009.PDF and Gm45180p009.tif, Echantillonnage (niveau 2) EL: 4921
gm45180p010.PDF and Gm45180p010.tif, Echantillonnage Rampe
gm45180p011.PDF and Gm45180p011.tif, Echantillonnage Rampe
gm45180p012.PDF and Gm45180p012.tif, Section 4680 Est, Projet 10-491
gm45180p013.PDF and Gm45180p013.tif, Section 4830 Est, Projet 10-491
gm45180p014.PDF and Gm45180p014.tif, Section 4850 Est, Projet 10-491
gm45180p015.PDF and Gm45180p015.tif, Section 5050 Est
gm45180p016.PDF and Gm45180p016.tif, Section 5080 Est, Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p017.PDF and Gm45180p017.tif, Section 5080 Est, Projet 10-491, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p018.PDF and Gm45180p018.tif, Section 5080 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p019.PDF and Gm45180p019.tif, Section 5100 Est, Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p020.PDF and Gm45180p020.tif, Section 5100 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p021.PDF and Gm45180p021.tif, Section 5100 Est, Localisation 1460N à 1860N, Élévation 5020 à 4740
gm45180p022.PDF and Gm45180p022.tif, Section 5130 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740, Projet 10-491
gm45180p023.PDF and Gm45180p023.tif, Section 5130 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p024.PDF and Gm45180p024.tif, Section 5130 Est, Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p025.PDF and Gm45180p025.tif, Section 5130 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000, Projet 10-491
gm45180p026.PDF and Gm45180p026.tif, Section 5150 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p027.PDF and Gm45180p027.tif, Section 5150 Est, Localisation 1060N à 1460N, Élévation 4760 à 4460
gm45180p028.PDF and Gm45180p028.tif, Section 5150 Est, Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p029.PDF and Gm45180p029.tif, Section 5150 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p030.PDF and Gm45180p030.tif, Section 5180 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p031.PDF and Gm45180p031.tif, Section 5180 Est,

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Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p032.PDF, Section 5190 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
Gm45180_cd2
Gm45180p032.tif, Section 5190 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p033.PDF and Gm45180p033.tif, Section 5200 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p034.PDF and Gm45180p034.tif, Section 5210 Est
gm45180p035.PDF and Gm45180p035.tif, Section 5390 Est, , Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p036.PDF and Gm45180p036.tif, Section 5390 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p037.PDF and Gm45180p037.tif, Section 5400 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p038.PDF and Gm45180p038.tif, Section 5400 Est, Localisation 660N à 1060N, Élévation 4740 à 5000, Projet 10-491
gm45180p039.PDF and Gm45180p039.tif, Section 5410 Est, Localisation 660N à 1060N, Élévation 4460 à 4740
gm45180p040.PDF and Gm45180p040.tif, Section 5420 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p041.PDF and Gm45180p041.tif, Section 5430 Est
gm45180p042.PDF and Gm45180p042.tif, Section 5440 Est
gm45180p043.PDF and Gm45180p043.tif, Section 8290 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p044.PDF and Gm45180p044.tif, Section 8290 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p045.PDF and Gm45180p045.tif, Section 8310 Est
gm45180p046.PDF and Gm45180p046.tif, Section 8350 Est
gm45180p047.PDF and Gm45180p047.tif, Section 8390 Est
gm45180p048.PDF and Gm45180p048.tif, Section 8410 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p049.PDF and Gm45180p049.tif, Section 8410 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p050.PDF and Gm45180p050.tif, Section 8430 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p051.PDF and Gm45180p051.tif, Section 8430 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p052.PDF and Gm45180p052.tif, Section 8450 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p053.PDF and Gm45180p053.tif, Section 8450 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p054.PDF and Gm45180p054.tif, Section 8490 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p055.PDF and Gm45180p055.tif, Section 8490 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p056.PDF and Gm45180p056.tif, Section 8510 Est
gm45180p057.PDF and Gm45180p057.tif, Section 8530 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460

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gm45180p058.PDF and Gm45180p058.tif, Section 8530 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p059.PDF and Gm45180p059.tif, Section 8550 Est
gm45180p060.PDF and Gm45180p060.tif, Section 8570 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p061.PDF and Gm45180p061.tif, Section 8570 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p062.PDF and Gm45180p062.tif, Section 8590 Est
gm45180p063.PDF and Gm45180p063.tif, Section 8610 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p064.PDF and Gm45180p064.tif, Section 8610 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p065.PDF and Gm45180p065.tif, Section 8630 Est
gm45180p066.PDF and Gm45180p066.tif, Section 8650 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p067.PDF and Gm45180p067.tif, Section 8650 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p068.PDF and Gm45180p068.tif, Section 8670 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p069.PDF and Gm45180p069.tif, Section 8670 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p070.PDF and Gm45180p070.tif, Section 8690 Est
gm45180p071.PDF and Gm45180p071.tif, Section 8710 Est
gm45180p072.PDF and Gm45180p072.tif, Section 8730 Est
gm45180p073.PDF and Gm45180p073.tif, Section 8750 Est
gm45180p074.PDF and Gm45180p074.tif, Section 8770 Est
gm45180p075.PDF and Gm45180p075.tif, Section 8790 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p076.PDF and Gm45180p076.tif, Section 8790 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p077.PDF and Gm45180p077.tif, Section 8810 Est
gm45180p078.PDF and Gm45180p078.tif, Section 8830 Est
gm45180p079.PDF and Gm45180p079.tif, Section 8850 Est
gm45180p080.PDF and Gm45180p080.tif, Section 8870 Est
gm45180p081.PDF and Gm45181p081.tif, Section 8890 Est
gm45180p082.PDF and Gm45180p082.tif, Section 8910 Est
gm45180p083.PDF and Gm45180p083.tif, Section 8930 Est
gm45180p084.PDF and Gm45180p084.tif, Section 8950 Est
gm45180p085.PDF and Gm45180p085.tif, Section 8955 (SPECIAL), Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p086.PDF and Gm45180p086.tif, Section 8970 Est
gm45180p087.PDF and Gm45180p087.tif, Section 8990 Est
gm45180p088.PDF and Gm45180p088.tif, Section 9010 Est
gm45180p089.PDF and Gm45180p089.tif, Section 9030 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p090.PDF and Gm45180p090.tif, Section 9030 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p091.PDF and Gm45180p091.tif, Section 9050 Est
gm45180p092.PDF and Gm45180p092.tif, Section 9070 Est

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gm45180p093.PDF and Gm45180p093.tif, Section 9090 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p094.PDF and Gm45180p094.tif, Section 9090 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p095.PDF and Gm45180p095.tif, Section 9110 Est
gm45180p096.PDF and Gm45180p096.tif, Section 9130 Est
gm45180p097.PDF and Gm45180p097.tif, Section 9150 Est
gm45180p098.PDF and Gm45180p098.tif, Section 9170 Est
gm45180p099.PDF and Gm45180p099.tif, Section 9210 Est
gm45180p100.PDF and Gm45180p100.tif, Section 9230 Est
gm45180p101.PDF and Gm45180p101.tif, Section 9270 Est
gm45180p102.PDF and Gm45180p102.tif, Section 9310 Est
gm45180p103.PDF Section 9370 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
Gm45180_cd3
Gm45180p103.tif, Section 9370 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p104.PDF and Gm45180p104.tif, Section 9430 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p105.PDF and Gm45180p105.tif, Section 9430 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p106.PDF and Gm45180p106.tif, Section 9490 Est

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22- Signature Page

Technical Report

Resource modeling and estimation update

Of the Joanna gold deposit

Aurizon Mines Ltd.

Effective Date: October 26th, 2007

Signature Date: October 26th, 2007

(s) Claude Duplessis

Claude Duplessis, Eng.

Michel Dagbert, Eng.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 100

Certificate of Claude Duplessis, Eng.

To Accompany the Report entitled

“Technical report – Resource modeling and estimation update

of the Joanna gold deposit Aurizon Mines Ltd.”

dated October 26th, 2007

I, Claude Duplessis, eng., do hereby certify that:

1.

I reside at 3 du Carabinier, Blainville, Quebec, Canada, J7C 5B8.

2.

I am a graduate from the University of Quebec in Chicoutimi, Quebec in 1988 with a B.Sc.A in geological engineering and I have practised my profession continuously since that time.

3.

I am a registered member of the Ordre des ingénieurs du Québec (Registration Number 45523).  I am also a registered engineer in the province of Alberta.  I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum and member of the Prospector and Developers Association of Canada.

4.

I am a Senior Engineer and Manager of Geostat Systems International Inc.

5.

I have worked as an engineer for a total of 19 years since my graduation.  My relevant experience for the purpose of the Technical Report is: Over 15 years of consulting in the field of Mineral Resource estimation, orebody modelling, mineral resource auditing and geotechnical engineering.

6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.

7.

I have prepared and written the technical report to which this certificate is attached. I have personally visited the site on March 8th for one day.

8.

I have no personal knowledge as of the date of this certificate of any material fact or material change, which is not reflected in this report.

9.

I am independent of Aurizon Mines Ltd. applying all of the tests set forth in section 1.4 of NI 43-101 and section 3.5 of NI 43-101 Companion Policy.

10.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of this certificate, to the best of my knowledge, information and belief, the

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 101

technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed at Blainville, Quebec this 26th day of October, 2007

Claude Duplessis, Eng.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 102

Certificate of Michel Dagbert, eng.

To Accompany the Report entitled

“Technical report – Resource modeling and estimation update

of the Joanna gold deposit Aurizon Mines Ltd.”

dated October 26th, 2007

I, Michel Dagbert, do hereby certify that:

1.

I reside at 35 Anse Pleureuse, Laval, Quebec, Canada, H7Y1V3.

2.

I am a graduate from the Paris School of Mines with a B.Sc. Degree in Mining Engineering (1971) and McGill University of Montreal with a Dip. Grad. Studies in Geology (1972), and I have practised my profession continuously since that time.

3.

I am a member of the Professional Engineers of Quebec (Membership Number 45944).

4.

I am a Senior Consultant with Geostat Systems International Inc., a firm of consulting geologists and engineers, based in Blainville, Quebec, which I have co-founded in 1981.

5.

I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.

I have reviewed all of the technical data provided by Aurizon Mines Ltd. regarding the October 29, 2007 Mineral Resource estimation for the Hosco sector of the Joanna property.  I am responsible for Section 17.1.1 of this report.  Co-author Claude Duplessis and I share responsibility for the Summary, Section 20 and Section 21 of the report.

7.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in the section of this report.

8.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Aurizon Mines Ltd. or any associated or affiliated entities.

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 103

9.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Aurizon Mines Ltd., or any associated or affiliated companies.

10.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Aurizon Mines Ltd. or any associated or affiliated companies.

11.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by

Michel Dagbert,  P. Eng.

October 26th, 2007

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 104

Appendix 1: CD-ROM containing the project data

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Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007	Page 105

Appendix 2: List of claims

RAPPORT DE TITRES MINIERS

03-oct-07 *Page : 1*

PROJET **JOANNA** *COMPAGNIE* **Mines Aurizon Ltée**

SNRC	Canton ou Secteur	Rang ou Rangée	Lot ou Colonne	Titre Claim	Date Enregis. jj/mm/aa	Date Expiration jj/mm/aa	Date Renouvel. jj/mm/aa	Superficie (hectares)	Excédents ($)	Droits requis ($)	Travaux requis ($)	Renouv. exécuté	Partenaires
32D02	Joannes	0008	0009	**CDC 2037886**	07/12/06	06/12/08	06/10/08	42.57	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0008	0010	**CDC 2037887**	07/12/06	06/12/08	06/10/08	42.56	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0008	0011	**CDC 2037888**	07/12/06	06/12/08	06/10/08	42.56	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0008	0012	**CDC 2037889**	07/12/06	06/12/08	06/10/08	42.56	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0008	0013	**CDC 2037890**	07/12/06	06/12/08	06/10/08	42.55	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0008	0014	**CDC 2037891**	07/12/06	06/12/08	06/10/08	42.56	0.00	50.00	1 200.00	0	Aurizon
32D02	Joannes	0007	0044	**CDC 50082**	14/01/05	13/01/09	13/11/08	42.60	0.00	50.00	1 200.00	1	Aurizon
32D02	Joannes	0007	0045	**CDC 50083**	14/01/05	13/01/09	13/11/08	42.60	0.00	50.00	1 200.00	1	Aurizon
32D02	Joannes	0007	0046	**CDC 50084**	14/01/05	13/01/09	13/11/08	42.60	0.00	50.00	1 200.00	1	Aurizon
32D02	Joannes	0006	0038	**CL 3181861**	16/11/71	29/10/08	29/08/08	20.00	45 118.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0037	**CL 3181862**	16/11/71	29/10/08	29/08/08	20.00	45 118.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0036	**CL 3181863**	16/11/71	29/10/08	29/08/08	20.00	45 118.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0039	**CL 3206811**	16/11/71	29/10/08	29/08/08	20.00	30 291.47	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0039	**CL 3206961**	16/11/71	30/10/08	30/08/08	20.00	43 523.15	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0038	**CL 3206962**	16/11/71	30/10/08	30/08/08	20.00	43 523.15	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0037	**CL 3206963**	16/11/71	30/10/08	30/08/08	20.00	43 523.15	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0036	**CL 3206964**	16/11/71	30/10/08	30/08/08	20.00	43 523.15	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0026	**CL 3209271**	08/02/72	22/01/09	22/11/08	40.00	169 103.98	50.00	2 500.00	9	Aurizon
32D02	Joannes	0006	0027	**CL 3209272**	08/02/72	22/01/09	22/11/08	40.00	169 103.98	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0040	**CL 3540201**	05/01/76	28/11/08	28/09/08	20.00	47 278.03	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0041	**CL 3540202**	05/01/76	28/11/08	28/09/08	20.00	47 278.03	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0040	**CL 3540203**	05/01/76	28/11/08	28/09/08	20.00	47 278.03	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0041	**CL 3540204**	05/01/76	28/11/08	28/09/08	20.00	47 278.03	25.00	1 000.00	9	Aurizon

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03-oct-07 Page : 2

PROJET JOANNA **COMPAGNIE** Mines Aurizon Ltée

SNRC	Canton ou Secteur	Rang ou Rangée	Lot ou Colonne	Titre	Claim	Date Enregis. jj/mm/aa	Date Expiration jj/mm/aa	Date Renouvel. jj/mm/aa	Superficie (hectares)	Excédents ($)	Droits requis ($)	Travaux requis ($)	Renouv. exécuté	Partenaires
32D02	Joannes	0006	0028	CL	3705201	01/11/77	15/10/09	15/08/09	20.00	20 409.47	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0029	CL	3705202	01/11/77	15/10/09	15/08/09	20.00	20 409.47	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0030	CL	3705203	01/11/77	15/10/09	15/08/09	20.00	20 409.47	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0031	CL	3705204	01/11/77	15/10/09	15/08/09	20.00	20 409.47	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0032	CL	3705211	01/11/77	15/10/09	15/08/09	20.00	20 532.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0033	CL	3705212	01/11/77	15/10/09	15/08/09	20.00	20 532.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0034	CL	3705213	01/11/77	15/10/09	15/08/09	20.00	20 532.96	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0035	CL	3705221	01/11/77	16/10/09	16/08/09	20.00	20 498.72	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0036	CL	3705222	01/11/77	16/10/09	16/08/09	20.00	20 498.72	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0037	CL	3705223	01/11/77	16/10/09	16/08/09	20.00	20 498.72	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0038	CL	3705224	01/11/77	16/10/09	16/08/09	20.00	20 498.72	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0039	CL	3705231	01/11/77	16/10/09	16/08/09	20.00	20 095.97	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0040	CL	3705232	01/11/77	16/10/09	16/08/09	20.00	20 495.97	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0041	CL	3705233	01/11/77	16/10/09	16/08/09	20.00	20 495.97	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0026	CL	3707441	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0027	CL	3707442	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0030	CL	3707443	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0031	CL	3707444	15/02/78	27/01/09	27/11/08	40.00	11 339.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0024	CL	3707591	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0025	CL	3707592	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0028	CL	3707593	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0029	CL	3707594	15/02/78	27/01/09	27/11/08	40.00	10 639.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0006	0032	CL	3707621	15/02/78	29/01/09	29/11/08	20.00	24 839.82	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0033	CL	3707622	15/02/78	29/01/09	29/11/08	20.00	24 839.82	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0034	CL	3707623	15/02/78	29/01/09	29/11/08	20.00	24 839.82	25.00	1 000.00	9	Aurizon

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03-oct-07 Page : 3

PROJET **JOANNA** COMPAGNIE **Mines Aurizon Ltée**

SNRC	Canton ou Secteur	Rang ou Rangée	Lot ou Colonne	Titre	Claim	Date Enregis. jj/mm/aa	Date Expiration jj/mm/aa	Date Renouvel. jj/mm/aa	Superficie (hectares)	Excédents ($)	Droits requis ($)	Travaux requis ($)	Renouv. exécuté	Partenaires
32D02	Joannes	0006	0035	CL	3707624	15/02/78	29/01/09	29/11/08	20.00	24 839.82	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0028	CL	3707651	15/02/78	29/01/09	29/11/08	20.00	69 214.99	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0029	CL	3707652	15/02/78	29/01/09	29/11/08	20.00	69 214.99	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0030	CL	3707653	15/02/78	29/01/09	29/11/08	20.00	69 214.99	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0031	CL	3707654	15/02/78	29/01/09	29/11/08	20.00	69 214.99	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0020	CL	3708001	15/02/78	27/01/09	27/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0021	CL	3708002	15/02/78	27/01/09	27/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0022	CL	3708003	15/02/78	27/01/09	27/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0023	CL	3708004	15/02/78	27/01/09	27/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0032	CL	3708141	15/02/78	28/01/09	28/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0033	CL	3708142	15/02/78	28/01/09	28/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0034	CL	3708143	15/02/78	28/01/09	28/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0035	CL	3708144	15/02/78	28/01/09	28/11/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0023	CL	3717651	12/06/78	13/05/09	13/03/09	20.00	99 430.26	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0022	CL	3717652	12/06/78	13/05/09	13/03/09	20.00	99 430.26	25.00	1 000.00	9	Aurizon
32D02	Joannes	0006	0021	CL	3717653	12/06/78	13/05/09	13/03/09	20.00	99 430.26	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0032	CL	3887691	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0033	CL	3887692	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0034	CL	3887693	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0035	CL	3887694	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0036	CL	3887701	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0037	CL	3887702	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0038	CL	3887703	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0039	CL	3887704	17/11/80	28/10/08	28/08/08	20.00	20 389.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0040	CL	3951391	17/11/80	29/10/08	29/08/08	20.00	20 039.85	25.00	1 000.00	9	Aurizon

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03-oct-07 Page : 4

PROJET JOANNA **COMPAGNIE** Mines Aurizon Ltée

SNRC	Canton ou Secteur	Rang ou Rangée	Lot ou Colonne	Titre	Claim	Date Enregis. jj/mm/aa	Date Expiration jj/mm/aa	Date Renouvel. jj/mm/aa	Superficie (hectares)	Excédents ($)	Droits requis ($)	Travaux requis ($)	Renouv. exécuté	Partenaires
32D02	Joannes	0007	0041	CL	3951392	17/11/80	29/10/08	29/08/08	20.00	20 039.85	25.00	1 000.00	9	Aurizon
32D02	Joannes	0007	0042	CL	3951393	17/11/80	29/10/08	29/08/08	40.00	13 439.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	0007	0043	CL	3951394	17/11/80	29/10/08	29/08/08	40.00	13 439.85	50.00	2 500.00	9	Aurizon
32D02	Joannes	6	25	CL	5215033	06/12/99	01/07/12	01/05/12	42.55	154 928.30	50.00	1 800.00	4	Vantex
32D02	Joannes	6	24	CL	5215038	06/12/99	01/07/12	01/05/12	42.60	136 671.70	50.00	1 800.00	4	Vantex
32D02	Joannes	0007	0023	CL	5217916	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0017	CL	5217917	25/06/99	24/06/09	24/04/09	40.00	193.34	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0010	CL	5217918	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0011	CL	5217919	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0018	CL	5219048	30/04/98	29/04/08	28/02/08	40.00	3 389.59	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0019	CL	5219049	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0020	CL	5219050	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0021	CL	5219051	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0022	CL	5219052	30/04/98	29/04/08	28/02/08	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0016	CL	5226673	25/06/99	24/06/09	24/04/09	40.00	15 202.08	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0015	CL	5226674	21/09/99	20/09/09	21/07/09	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0014	CL	5226675	21/09/99	20/09/09	21/07/09	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0013	CL	5226676	21/09/99	20/09/09	21/07/09	40.00	0.00	50.00	1 800.00	4	Aurizon
32D02	Joannes	0007	0012	CL	5226677	21/09/99	20/09/09	21/07/09	40.00	1 897.71	50.00	1 800.00	4	Aurizon
				92 Titres miniers					**2 608.31**	**2 619 189.12**	**3 225.00**	**124 600.00**		

DÉTENTEURS

Aurizon — Intérêt de 100 % sur Aurizon

Vantex — Intérêt de 100 % sur Vantex

Systèmes Geostat International Inc.

Technical report – Resource modeling and estimation update of the Joanna gold deposit-October 2007

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Systèmes Geostat International Inc.